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As filed with the Securities and Exchange Commission on March 13, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada	6029	13-5640479
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada
(416)  982-8222
(Address and telephone number of Registrant's principal executive offices)

Brendan O'Halloran
The Toronto-Dominion Bank
31 West 52nd Street
New York, New York 10019-6101
(212) 827-7000
 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Christopher A. Montague, Esq. The Toronto-Dominion Bank Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario M5K 1A2 (416) 982-8222	Lee Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	4,945,622(1)	$278,904,303(2)	$29,843

  (1)
  Represents the maximum number of shares of Common Shares of the Registrant estimated to be issuable upon consummation of the offer for all of the outstanding common shares of VFC Inc. ("VFC") calculated based on (a) 16,710,863, which is the estimated number of outstanding VFC common shares as of March 1, 2006, calculated on a fully diluted basis, as provided to the Registrant by VFC and (b) the closing price of the Common Shares of the Registrant on the Toronto Stock Exchange on March 9, 2006.

  (2)
  In accordance with General Instruction IV.G(1) of Form F-8, the registration fee has been calculated on the basis of the market value of common shares of VFC as of March 9, 2005. The proposed maximum offering price is equal to the product of (i) Cdn.$19.35 (U.S.$16.69), which is the average of high and low sale prices of VFC common shares as reported on the Toronto Stock Exchange on March 9, 2006, and (ii) 16,710,863, which is the estimated number of outstanding VFC common shares as of March 1, 2006, calculated on a fully diluted basis, as provided to the Registrant by VFC. For purposes of this calculation, Cdn.$1.00 = U.S.$0.8626 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on March 9, 2006.

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.    Home Jurisdiction Document.

        Offer and Circular, dated March 13, 2006, including Letter to Shareholders, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery.

2.    Informational Legends.

        See page 2 of the Offer and Circular, dated March 13, 2006.

3.    Incorporation of Certain Information by Reference.

        As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at The Toronto-Dominion Bank, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada or by telephone at (416) 308-6963 or electronically.

4.    List of Documents Filed with the Commission.

        See the heading "22. Documents Filed With the SEC as Part of the Registration Statement" in the Offer and Circular dated March 13, 2006.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

No securities regulatory authority has expressed an opinion about the securities offered hereunder and any representation to the contrary is an offence. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

March 13, 2006

THE TORONTO-DOMINION BANK
(a Canadian chartered bank)

OFFER TO PURCHASE
all of the outstanding common shares
of
VFC INC.

        on the basis of, at the election of each holder (each, a "Shareholder"),

  (a)
  $19.50 in cash for each common share of VFC Inc.; or

  (b)
  $0.05 in cash and a number of TD Shares (as defined herein) equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares on the Toronto Stock Exchange (the "TSX") over the five business days ending one business day before the Expiry Time (as defined herein) for each common share of VFC Inc.; or

  (c)
  any combination of the foregoing as set out herein.

The Toronto-Dominion Bank (the "Bank") hereby offers (the "Offer") to purchase all of the issued and outstanding common shares (the "VFC Shares") of VFC Inc. ("VFC"), other than any VFC Shares owned directly or indirectly by the Bank and including VFC Shares that may become outstanding after the date of the Offer upon the exercise of outstanding Options or Warrants (each as defined herein) or other rights to purchase VFC Shares.

The Offer is open for acceptance until 9:00 p.m., Toronto time, on April 18, 2006 (the "Expiry Time"), unless the Offer is withdrawn or extended by the Bank.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of VFC Shares which, together with any VFC Shares directly or indirectly owned by the Bank at that time, constitutes at least 66 2/3% of the VFC Shares outstanding at the Expiry Time (calculated on a Fully-diluted Basis (as defined herein)). Each of the conditions of the Offer is set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer".

The board of directors of VFC has unanimously determined that the Offer is in the best interests of VFC and its Shareholders generally and, accordingly, has unanimously recommended that Shareholders ACCEPT the Offer and tender their VFC Shares to the Offer.

The TD Shares are listed on the TSX and the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TD" and are also listed on the Tokyo Stock Exchange. The VFC Shares are listed on the TSX under the symbol "VFC". The Offer represents a premium of 38% over the closing price of the VFC Shares on the TSX of $14.15 on February 15, 2006, the last trading day on the TSX prior to the announcement of the Bank's intention to make the Offer. The closing prices of the TD Shares on February 15, 2006 on the TSX and the NYSE were $63.85 and US$55.08, respectively. The TSX has conditionally approved the listing of the TD Shares to be issued to Shareholders in connection with the Offer, subject to the Bank fulfilling all of the requirements of the TSX. The Bank will file additional listing applications with the NYSE and, if required, the Tokyo Stock Exchange to have the TD Shares to be issued to Shareholders in connection with the Offer listed on such exchanges.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on yellow paper) or an originally signed facsimile thereof and deposit it, together with certificates representing their VFC Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. Shareholders whose VFC Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

Questions and requests for assistance may be directed to the Dealer Managers for the Offer identified below, or CIBC Mellon Trust Company, the Depositary for the Offer. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge from the Depositary at its addresses shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Bank may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:
In Canada:	In the United States:
TD Securities Inc.	TD Securities (USA) LLC

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is being made by a Canadian issuer for the securities of a Canadian issuer. Under a multijurisdictional disclosure system adopted by the United States, the Bank is permitted to prepare this document in accordance with the disclosure requirements of Canada, and Shareholders should be aware that these requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that VFC and the Bank are organized under the laws of, and located in, Canada, that some or all of their respective officers and directors are residents of a foreign country, that some or all of the experts named in this document may be residents of a foreign country, and that all or a substantial portion of the assets of the Bank, VFC and said persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Investors should be aware that, subject to compliance with applicable Laws, the Bank or its affiliates, directly or indirectly, may bid for or make purchases of VFC Shares or of VFC's related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        Shareholders should be aware that the disposition of VFC Shares and acquisition of TD Shares as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Such Shareholders are encouraged to consult their tax advisors. See Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations".

EXCHANGE RATE INFORMATION

        Unless otherwise indicated, all references to "$" or "dollars" in this document are to Canadian dollars and references to "US$" or "U.S. dollars" in this document are to United States dollars. On March 10, 2006, the noon exchange rate reported by the Bank of Canada was US$0.8617 for $1.00.

FORWARD LOOKING STATEMENTS

        This document, including those documents incorporated herein by reference, may contain forward-looking statements. All such statements are made pursuant to the "safe harbour" provisions of applicable securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance and other risks discussed in the management discussion and analysis section of the Bank's 2005 Annual Report (as defined herein) and in other regulatory filings made in Canada and with the United States Securities and Exchange Commission; changes in general economic conditions; the performance of financial markets and interest rates; that the conditions to the Offer may not be satisfied; the level of acceptance of the Offer by Shareholders; the ability of the Bank to complete a Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined herein); that VFC may be unable to successfully execute its strategies or achieve planned synergies; that the parties are unable to accurately forecast the anticipated financial results of VFC following the transaction; that VFC may be unable to compete successfully in this competitive marketplace; that VFC may be unable to retain employees that are key to the operations of its business; and the risk of new and changing regulation in Canada. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, please see the discussion starting on page 56 of the Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by it or on its behalf.

TABLE OF CONTENTS

GLOSSARY		5
SUMMARY		10
OFFER TO PURCHASE		14
1.	THE OFFER	14
2.	TIME FOR ACCEPTANCE	15
3.	MANNER OF ACCEPTANCE	15
4.	CONDITIONS OF THE OFFER	18
5.	EXTENSION AND VARIATION OF THE OFFER	20
6.	WITHDRAWAL RIGHTS	21
7.	TAKE UP AND PAYMENT FOR DEPOSITED VFC SHARES	22
8.	RETURN OF DEPOSITED VFC SHARES	23
9.	MAIL SERVICE INTERRUPTION	23
10.	DIVIDENDS AND DISTRIBUTIONS; LIENS	24
11.	NOTICES AND DELIVERY	24
12.	MARKET PURCHASES	25
13.	OTHER TERMS OF THE OFFER	25
CIRCULAR		27
1.	THE BANK	27
2.	VFC	29
3.	RECOMMENDATION OF VFC DIRECTORS	30
4.	BACKGROUND TO THE OFFER	30
5.	PURPOSE OF THE OFFER AND PLANS FOR VFC	37
6.	ACQUISITION OF VFC SHARES NOT DEPOSITED	38
7.	SOURCE OF FUNDS	40
8.	OWNERSHIP OF AND TRADING IN SECURITIES OF VFC	41
9.	COMMITMENTS TO ACQUIRE SECURITIES OF VFC	41
10.	BENEFITS FROM THE OFFER	41
11.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS	42
12.	ACCEPTANCE OF THE OFFER	43
13.	INFORMATION CONCERNING THE VFC SHARES	43
14.	EFFECT OF THE OFFER ON THE MARKET FOR AND LISTING OF VFC SHARES	44
15.	REGULATORY MATTERS	44
16.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	45
17.	MATERIAL CHANGES AND OTHER INFORMATION	51
18.	DEPOSITARY	51
19.	DEALER MANAGERS AND SOLICITING DEALER GROUP	51
20.	LEGAL MATTERS	52
21.	EXPERTS	52
22.	DOCUMENTS FILED WITH THE SEC AS PART OF THE REGISTRATION STATEMENT	52
23.	OFFEREES' STATUTORY RIGHTS	53
24.	DIRECTORS' APPROVAL	53
CONSENT OF MCCARTHY TÉTRAULT LLP		54
AUDITORS' CONSENT		55
CERTIFICATE OF THE BANK		56

GLOSSARY

        In the document, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"acquisition proposal" has the meaning ascribed thereto in Section 4 of the Circular, "Background to the Offer — Support Agreement — Covenants Regarding Non-Solicitation";

"affiliate" has the meaning ascribed thereto in the Securities Act, except as otherwise provided herein;

"AMF" means the Autorité des marchés financiers du Québec;

"Annual Report" means the Annual Report of the Bank to its shareholders for the year ended October 31, 2005;

"Appointee" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney";

"ARC" has the meaning ascribed thereto in Section 15 of the Circular, "Regulatory Matters — Competition Act";

"associate" has the meaning ascribed thereto in the Securities Act, except as otherwise provided herein;

"Bank" means The Toronto-Dominion Bank, a Canadian chartered bank;

"Bank Act" means the Bank Act (Canada), as amended;

"business day" means any day other than a Saturday, Sunday or statutory or civic holiday observed in Toronto, Ontario;

"Cash Alternative" has the meaning ascribed thereto in Section 1 of the Offer to Purchase, "The Offer";

"CBCA" means the Canada Business Corporations Act, as amended;

"CDS" means The Canadian Depository for Securities Limited;

"Circular" means the offering circular of the Bank accompanying the Offer to Purchase;

"Combination Alternative" has the meaning ascribed thereto in Section 1 of the Offer to Purchase, "The Offer";

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the Competition Act (Canada), as amended;

"Competition Tribunal" means the Competition Tribunal established by subsection 3(1) of the Competition Tribunal Act (Canada), as amended;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of VFC Shares Not Deposited — Compulsory Acquisition";

"Contemplated Transaction" has the meaning ascribed thereto in Section 4 of the Offer to Purchase, "Conditions of the Offer";

"CRA" means the Canada Revenue Agency;

"Dealer Managers" means TD Securities Inc. in Canada and TD Securities (USA) LLC in the United States;

"Deposit Period" means the period commencing on the date hereof and ending at the Expiry Time;

"Deposited Shares" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions";

"Depositary" means CIBC Mellon Trust Company;

"Directors' Circular" means the VFC directors' circular relating to the Offer dated March 13, 2006;

"Dissenting Offeree" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of VFC Shares Not Deposited — Compulsory Acquisition";

"Distributions" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Dividends and Distributions";

"Effective Time" has the meaning ascribed thereto in Section 4 of the Circular, "Background to the Offer — Support Agreement — Board Representation";

"Elected Amount" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"Eligible Holder" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"Expiry Date" means April 18, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time during the Deposit Period extending the period during which VFC Shares may be deposited under the Offer;

"Expiry Time" means 9:00 p.m., Toronto time, on the Expiry Date, or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time during the Deposit Period;

"Fully-diluted Basis" means a basis which assumes that the number of VFC Shares outstanding is that number which would be outstanding if all rights to acquire VFC Shares were exercised, other than those which are not, and cannot in accordance with their terms become, exerciseable prior to the Expiry Time, but does not include Options with SARs;

"Governmental Authority" means any:

  (i)
  supranational body or organization, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

  (ii)
  entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

  (iii)
  corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Holder" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Latest Mailing Time" has the meaning ascribed thereto in Section 4 of the Circular, "Background to the Offer — Support Agreement — Termination";

"Laws" means any applicable laws including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority;

"Letter of Acceptance and Transmittal" means the letter of acceptance and transmittal in the form printed on yellow paper accompanying the Offer and Circular;

"Lock-Up Agreements" means the lock-up agreements dated February 15, 2006 between the Bank and each of the Sellers holding, in aggregate, approximately 29.3% of the VFC Shares on a Fully-diluted Basis;

"Material Adverse Change" when used in connection with a party to the Support Agreement, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party or its subsidiaries taken as a whole that is, or could reasonably be expected to be, material and adverse to that party, its subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence:

  (i)
  relating to the Canadian economy, political conditions or securities markets in general; or

  (ii)
  affecting the sub-prime lending industry in general; or

  (iii)
  relating to a change in the market trading price of shares of that party, either:

  (A)
  related to the Support Agreement and the Offer or the announcement thereof; or

  (B)
  related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change;

provided, however, that such change, effect, event or occurrence does not primarily relate only to (or have the effect of primarily relating only to) that party, taken as a whole, or disproportionately adversely affects that party, taken as a whole, compared to other companies of similar size operating in the industry in which that person operates;

"Material Adverse Effect" when used in connection with a party to the Support Agreement, means any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party or its subsidiaries taken as a whole, other than any effect:

  (i)
  relating to the Canadian economy, political conditions or securities markets in general; or

  (ii)
  affecting the sub-prime lending industry in general; or

  (iii)
  relating to a change in the market trading price of shares of that party, either:

  (A)
  related to the Support Agreement and the Offer or the announcement thereof; or

  (B)
  related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect;

provided, however, that such effect does not primarily relate only to (or have the effect of primarily relating only to) that party, taken as a whole, or disproportionately adversely affect that party, taken as a whole, compared to other companies of similar size operating in the industry in which that person operates;

"Minimum Tender Condition" means the condition there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of VFC Shares which, together with any VFC Shares directly or indirectly owned by the Bank at that time, constitute at least 66 2/3% of the VFC Shares outstanding at the Expiry Time (calculated on a Fully-diluted Basis);

"Non-Resident Holder" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form printed on green paper accompanying the Offer and Circular;

"NYSE" means the New York Stock Exchange, Inc.;

"Offer" means the Bank's offer to purchase VFC Shares made hereby to Shareholders, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

"Offer and Circular" means the Offer to Purchase and the Circular, collectively;

"Offer to Purchase" means the Bank's offer to purchase VFC Shares dated March 13, 2006 forming part of this Offer and Circular;

"Offeror's Notice" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of VFC Shares Not Deposited — Compulsory Acquisition";

"Options" means, collectively: (i) options granted pursuant to the stock option plan of VFC dated as of June 2, 1999, as further amended or supplemented from time to time ("Options without SARs"); and (ii) options (with attached rights entitling any holder to surrender an option that is otherwise at such time exercisable and to receive from VFC a cash amount equal to the excess of the market price, as defined, of a VFC Share over the exercise price of such option) granted pursuant to the share compensation plan of VFC established effective October 6, 2003, as amended and restated on July 21, 2005, as amended or supplemented from time to time ("Options with SARs");

"OSC" means the Ontario Securities Commission;

"OSFI" means the Office of the Superintendent of Financial Institutions Canada;

"person" includes any individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

"Policy Q-27" means Policy Q-27 of the AMF, as amended;

"Purchased Securities" has the meaning ascribed thereto in Section 3 of the Offer to Purchase, "Manner of Acceptance — Power of Attorney";

"Resident Holder" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"Rule 61-501" means OSC Rule 61-501, as amended;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario), as amended;

"Sellers" means, collectively, ALC Resources Ltd.; The Manufacturers Life Insurance Company; VentureLink Diversified Income Fund Inc.; VentureLink Financial Services Innovation Fund Inc.; 397756 Alberta Inc.; Allan Clowes; Richard Coles; J. Davis Knox; John Lamacraft; Sidney Lindsay; J.S.A. MacDonald; Sean O'Brien; Charles Stewart; and Erik de Witte; each of which has entered into a Lock-Up Agreement with the Bank;

"Share Alternative" has the meaning ascribed thereto in Section 1 of the Offer to Purchase, "The Offer";

"Shareholder" means a holder of VFC Shares;

"Soliciting Dealer" and "Soliciting Dealer Group" have the respective meanings ascribed thereto in Section 19 of the Circular, "Dealer Managers and Soliciting Dealer Group";

"Special Committee" means the special committee of the board of directors of VFC comprised of all of the directors of VFC other than members of management of VFC, established on January 17, 2006;

"Specified Number" has the meaning ascribed thereto in Section 1 of the Offer to Purchase, "The Offer";

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 6 of the Circular, "Acquisition of VFC Shares Not Deposited — Subsequent Acquisition Transaction";

"Superior Proposal" has the meaning ascribed thereto in Section 4 of the Circular, "Background to the Offer — Support Agreement — Covenants Regarding Non-Solicitation";

"Support Agreement" means the support agreement made February 15, 2006 between the Bank and VFC providing, among other things, for the making of the Offer and the agreement of VFC to support the Offer, as such agreement may be amended from time to time;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Tax Election Package" has the meaning ascribed thereto in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"TD Share Price" has the meaning ascribed thereto in Section 1 of the Offer to Purchase, "The Offer";

"TD Shares" means common shares of the Bank;

"TDSI" means TD Securities Inc.;

"TSX" means the Toronto Stock Exchange;

"VFC" means VFC Inc., a corporation governed by the CBCA;

"VFC Shares" means common shares of VFC; and

"Warrants" means warrants to purchase VFC Shares.

SUMMARY

        The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular, including the documents incorporated by reference into the Offer and Circular, in their entirety. Certain capitalized terms used in this Summary are defined in the Glossary.

The Offer

        The Bank is offering to purchase, upon the terms and subject to the conditions described in the Offer, all of the issued and outstanding VFC Shares, other than any VFC Shares owned directly or indirectly by the Bank and including VFC Shares that may become outstanding upon the exercise of outstanding Options, Warrants or other rights to purchase VFC Shares, on the basis of, at the election of the Shareholder:

  (a)
  $19.50 in cash in respect of each VFC Share deposited, under the Cash Alternative; or

  (b)
  $0.05 in cash and a number of TD Shares equal to the quotient obtained by dividing $19.45 by the TD Share Price in respect of each VFC Share deposited, under the Share Alternative; or

  (c)
  any combination of the foregoing as set out in the Offer to Purchase, under the Combination Alternative;

in each case, as elected by the Shareholder in the applicable Letter of Acceptance and Transmittal.

        Any Shareholder who fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any VFC Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $19.50 in cash as consideration for each of such Shareholder's VFC Shares deposited to the Offer.

        The Offer is made only for VFC Shares and not for any Options, Warrants or other rights to acquire VFC Shares. Any holder of such Options, Warrants or other rights to acquire VFC Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Laws, fully exercise such Options, Warrants or other rights in order to obtain certificates representing VFC Shares that may be deposited in accordance with the terms of the Offer. Holders of Options which are exercisable at the Expiry Time will also be permitted to exercise their Options and to tender VFC Shares issuable thereunder conditional upon the Bank taking up and paying for the VFC Shares.

        The Offer represents a 38% premium over the closing price of the VFC Shares of $14.15 on the TSX on February 15, 2006, the last trading day on the TSX prior to announcement of the Bank's intention to make the Offer.

Time for Acceptance

        The Offer is open for acceptance until 9:00 p.m., Toronto time, on April 18, 2006 unless withdrawn by the Bank, or until such other date and time to which the Offer may be extended in accordance with the terms of the Support Agreement. See Section 5 of the Offer to Purchase, "Extension and Variation of the Offer".

Manner of Acceptance

        A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder's VFC Shares, together with a Letter of Acceptance and Transmittal (printed on yellow paper) or an originally signed facsimile thereof, properly completed and duly executed, and all other required documents, at or prior to the Expiry Time, at the office of the Depositary in Toronto, Ontario specified in the Letter of Acceptance and Transmittal. A Shareholder wishing to accept the Offer whose VFC Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee to deposit their VFC Shares. A Shareholder wishing to accept the Offer whose certificates are not immediately available or who is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry

Time may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Shareholders will not be obligated to pay any fee or commission if they accept the Offer by depositing their VFC Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Withdrawal of Deposited Shares

        VFC Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the VFC Shares have been taken up by the Bank pursuant to the Offer and in the other circumstances described in Section 6 of the Offer to Purchase, "Withdrawal Rights".

Conditions of the Offer

        The Bank has the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any VFC Shares deposited under the Offer unless all of the conditions of the Offer are satisfied or waived by the Bank at or prior to the Expiry Time. Those conditions include, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of VFC Shares which, together with any VFC Shares directly or indirectly owned by the Bank at that time, constitutes at least 66 2/3% of the VFC Shares outstanding at the Expiry Time (calculated on a Fully-diluted Basis). Each of the conditions of the Offer is set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer".

Payment for Deposited VFC Shares

        Upon the terms and subject to the conditions of the Offer, and subject to the terms and conditions of the Support Agreement, the Bank will take up VFC Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time and will pay for the VFC Shares taken up as soon as possible, but in any event not later than three business days after taking up the VFC Shares. If the Offer is extended, any VFC Shares deposited under the Offer after the first date on which VFC Shares have been taken up and paid for by the Bank will be taken up and paid for not later than 10 days after such deposit, subject to the terms and conditions of the Support Agreement. See Section 7 of the Offer to Purchase, "Take Up and Payment for Deposited VFC Shares".

The Bank

        The Bank is a Canadian chartered bank subject to the provisions of the Bank Act and was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (established in 1855) and The Dominion Bank (established in 1869). The Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. As at January 31, 2006 the Bank was the third largest Canadian bank in terms of market capitalization, with approximately $43 billion of market capitalization.

VFC

        VFC was incorporated under the CBCA by articles of incorporation dated December 14, 1994 and is currently one of the largest Canadian-owned indirect consumer finance companies in Canada. Through its more than 220 employees and with offices in Toronto, Montreal and Nanaimo, VFC offers its more than 25,000 customers two basic product lines: non-prime automotive purchase financing and consumer instalment loans. Non-prime automotive purchase financing represents more than 95% of VFC's portfolio of $380 million in finance receivables. Independent analysts estimate the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's loans are originated using Internet-based technology through its network of more than 2,000 pre-qualified automobile dealers and retail vendors across Canada.

Recommendation of the Board of Directors of VFC

        VFC has confirmed in the Support Agreement that the board of directors of VFC, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair from a financial point of view to all Shareholders (other than the Bank and its affiliates, in respect of which no determination was made), that the Offer is in the best interests of VFC and its Shareholders generally and, accordingly, has approved the entering into of the Support Agreement and the making of a recommendation that Shareholders (other than the Bank and its affiliates) accept the Offer. Accompanying this Offer and Circular is the Directors' Circular of VFC containing the unanimous recommendation of its board of directors that Shareholders ACCEPT the Offer and tender their VFC Shares to the Offer.

Support Agreement

        On February 15, 2006, the Bank and VFC entered into the Support Agreement. The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Bank. Pursuant to the Support Agreement, VFC agreed to, among other things, a non-solicitation covenant and to support the Offer. See Section 4 of the Circular, "Background to the Offer — Support Agreement".

Lock-Up Agreements

        The Bank has entered into Lock-Up Agreements with the Sellers holding VFC Shares, Options and Warrants representing in aggregate approximately 29.3% of the issued and outstanding VFC Shares on a Fully-diluted Basis. Pursuant to the Lock-Up Agreements, the Bank agreed to make the Offer on the terms and conditions provided for in the Support Agreement. Each Seller agreed to accept the Offer and deposit and not withdraw, except in certain circumstances, all of the VFC Shares owned or controlled by such Seller, including VFC Shares issuable upon the exercise of outstanding Options and Warrants, and to refrain from taking certain actions which would be inconsistent with the Offer or the deposit of such Seller's VFC Shares under the Offer.

Acquisition of VFC Shares Not Deposited

        If the conditions of the Offer are satisfied or waived and the Bank takes up and pays for the VFC Shares validly deposited under the Offer, the Bank currently intends to acquire the remaining VFC Shares pursuant to a Compulsory Acquisition, if available. If a Compulsory Acquisition is not available, the Bank currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction that constitutes a Subsequent Acquisition Transaction for the purpose of enabling the Bank or an affiliate of the Bank to acquire all of the VFC Shares not acquired under the Offer. If the Minimum Tender Condition is satisfied and the Bank takes up and pays for the VFC Shares deposited under the Offer, the Bank should own sufficient VFC Shares to effect such Subsequent Acquisition Transaction. See Section 6 of the Circular, "Acquisition of VFC Shares Not Deposited".

Certain Canadian Federal Income Tax Considerations

        A Shareholder who is resident in Canada, holds VFC Shares as capital property and disposes of such shares to the Bank under the Offer for cash only or a combination of cash and TD Shares (subject to obtaining a tax deferral where TD Shares are received by entering into a joint tax election with the Bank, as described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations"), will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value, on the date of disposition, of any TD Shares and cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such VFC Shares.

        An Eligible Holder who receives TD Shares under the Offer may, depending on the circumstances, obtain a full or partial tax deferral in respect of a disposition of VFC Shares by entering into a joint election with the

Bank under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). A Tax Election Package may be obtained from the Depositary by checking Box 6 on the Letter of Acceptance and Transmittal.

        Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of VFC Shares to the Bank under the Offer unless those shares constitute "taxable Canadian property" (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

Depositary

        The Bank has engaged CIBC Mellon Trust Company to act as Depositary for the receipt of certificates in respect of VFC Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer, and for the payment for VFC Shares purchased by the Bank pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Bank for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Bank has also agreed to indemnify the Depositary against certain liabilities and expenses, including liabilities under securities Laws, in connection with the Offer.

Dealer Managers and Soliciting Dealer Group

        The Bank has engaged the services of TDSI and TD Securities (USA) LLC as Dealer Managers in Canada and the United States, respectively, to solicit acceptances of the Offer. In Canada, TDSI has undertaken to form the Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. The Bank will reimburse the Dealer Managers for their respective reasonable out-of-pocket expenses incurred in performing their services in connection with the Offer, and has also agreed to indemnify the Dealer Managers and the Soliciting Dealers against certain liabilities and expenses in connection with the Offer.

OFFER TO PURCHASE

March 13, 2006

TO: THE HOLDERS OF COMMON SHARES OF VFC

1.     The Offer

        The Bank hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding VFC Shares, other than any VFC Shares owned directly or indirectly by the Bank and including any VFC Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of outstanding Options, Warrants or other rights to purchase VFC Shares, on the basis of, at the election of the Shareholder:

  (a)
  $19.50 in cash in respect of each VFC Share deposited (the "Cash Alternative"); or

  (b)
  $0.05 in cash and a number of TD Shares equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares on the TSX over the five business days ending one business day before the Expiry Time (the "TD Share Price"), in respect of each VFC Share deposited (the "Share Alternative"); or

  (c)
  a combination of cash and TD Shares determined on the basis of (i) $19.50 in cash for the number of VFC Shares specified by the Shareholder (the "Specified Number") (such number not to exceed the total number of VFC Shares deposited by the Shareholder) and, (ii) for each of the VFC Shares remaining when the Specified Number is subtracted from the number of VFC Shares deposited to the Offer, $0.05 in cash and a number of TD Shares equal to the quotient obtained by dividing $19.45 by the TD Share Price (the "Combination Alternative");

in each case, as elected by the Shareholder in the applicable Letter of Acceptance and Transmittal.

        The $19.50 purchase price per VFC Share pursuant to the Offer is based upon 16,710,863 VFC Shares outstanding on a Fully-diluted Basis as of February 15, 2006, the date of the Support Agreement, and that VFC will not declare any dividends or other distributions on the VFC Shares in excess of its regular quarterly dividend of $0.03 per VFC Share. Pursuant to the Support Agreement: (i) such purchase price per VFC Share will be adjusted accordingly (by a reduction in the purchase price) if the number of outstanding VFC Shares, on a Fully-diluted Basis, is greater than this amount at the Expiry Time in any material respect without the Bank's prior written approval, after giving consideration to any exercise price paid to VFC in connection with the issuance of such VFC Shares; and (ii) such purchase price per VFC Share will be adjusted downward to reflect the payment of any dividend or distribution on the VFC Shares in excess of VFC's regular quarterly dividend of $0.03 per VFC Share.

        Any Shareholder who fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or the Combination Alternative or who does not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any VFC Shares deposited by such Shareholder pursuant to the Offer will be deemed to have elected the Cash Alternative and will be entitled to receive $19.50 in cash as consideration for each of such Shareholder's VFC Shares deposited to the Offer.

        The Offer is made only for VFC Shares and not for any Options, Warrants or other rights to acquire VFC Shares. Any holder of such Options, Warrants or other rights to acquire VFC Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable Laws, fully exercise such Options, Warrants or other rights in order to obtain certificates representing VFC Shares that may be deposited in accordance with the terms of the Offer. Holders of Options which are exercisable at the Expiry Time will also be permitted to exercise their Options and to tender VFC Shares issuable thereunder conditional upon the Bank taking up and paying for the VFC Shares. All vested Options which have not been exercised (including conditionally as aforesaid) on or prior to the Expiry Time, and all Options which have not vested or been accelerated on or prior to the Expiry Time, will be cancelled and forfeited by the holders thereof without any compensation therefor.

        The Offer represents a 38% premium over the closing price of the VFC Shares of $14.15 on the TSX on February 15, 2006, the last trading day on the TSX prior to announcement of the Bank's intention to make the Offer.

        No fractional TD Shares will be issued in connection with the Offer. Any Shareholder that would otherwise be entitled to receive a fractional TD Share will receive, in lieu of such fractional TD Share, a cash payment equal to such fraction multiplied by the TD Share Price. For purposes of determining the amount of any cash payment in lieu of fractional TD Shares, all VFC Shares deposited by a Shareholder will be aggregated.

        The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Bank may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

        The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information which should be read carefully before making a decision with respect to the Offer.

2.     Time for Acceptance

        The Offer is open for acceptance until the Expiry Time, being 9:00 p.m., Toronto time, on April 18, 2006, unless withdrawn by the Bank, or until such other date and time to which the Offer may be extended in accordance with the terms of the Support Agreement. Pursuant to the Support Agreement, if the conditions of the Offer set out in Section 4 of this Offer to Purchase, "Conditions of the Offer", have not been satisfied or waived by the Expiry Time, the Bank will extend the Offer through one or more extensions for such number of days as does not exceed an additional 60 days unless the Bank, acting in good faith, believes that it is unlikely that the conditions will be satisfied during such additional 60 day period. See Section 5 of this Offer to Purchase, "Extension and Variation of the Offer".

3.     Manner of Acceptance

  Letter of Acceptance and Transmittal

        The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Acceptance and Transmittal, so as to arrive there not later than the Expiry Time, the following documents:

  (a)
  a Letter of Acceptance and Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular or an originally signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal;

  (b)
  the certificate(s) representing the VFC Shares in respect of which the Offer is being accepted; and

  (c)
  all other documents required by the instructions set out in the Letter of Acceptance and Transmittal.

        Participants of CDS should contact the Depositary with respect to the deposit of their VFC Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such VFC Shares under the terms of the Offer. No fee or commission will be payable by Shareholders who deposit their VFC Shares pursuant to the Offer directly to the Depositary or who make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

  Signature Guarantees

        No signature guarantee is required on the Letter of Acceptance and Transmittal if:

  (a)
  the Letter of Acceptance and Transmittal is signed by the registered owner of the VFC Shares exactly as the name of the registered holder appears on the VFC Share certificate(s) deposited therewith, and the cash payable and/or the certificates for TD Shares issuable under the Offer are to be delivered directly to such registered holder; or

  (b)
  VFC Shares are deposited for the account of an Eligible Institution.

        In all other cases, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a Letter of Acceptance and Transmittal is executed by a person other than the registered holder of the VFC Shares represented by the certificate(s) deposited therewith or if the cash payable and/or the certificates for TD Shares issuable under the Offer are to be delivered to a person other than the registered holder of the VFC Shares so deposited, then the certificate(s) for the VFC Shares so deposited must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

  Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit VFC Shares pursuant to the Offer and the certificate(s) representing the VFC Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, such VFC Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the deposited VFC Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal or an originally signed facsimile thereof, properly completed and duly executed, covering such deposited VFC Shares and all other documents required by the Letter of Acceptance and Transmittal are received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile, mail or courier to the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying VFC Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

  Method of Delivery

        In all cases, payment for VFC Shares deposited and taken up by the Bank will be made only after timely receipt by the Depositary of the certificates representing such VFC Shares, a Letter of Acceptance and Transmittal or an originally signed facsimile thereof, properly completed and duly executed, covering such VFC Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and all other required documents. The method of delivery of certificates representing VFC Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the person depositing the same. The Bank recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        Shareholders whose VFC Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee if they wish to accept the Offer. Such nominee may require additional time, and its deadlines may be earlier than those reflected in the Offer. Shareholders must carefully follow the instructions provided by their nominee.

  Determination of Validity

        All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any VFC Shares deposited pursuant to the Offer will be determined by the Bank in its sole discretion. Depositing Shareholders agree that such determination will be final and binding on all parties. The Bank reserves the absolute right to reject any and all deposits of VFC Shares which it determines not to be in proper form or which it may be unlawful to accept under the Laws of any jurisdiction. The Bank reserves the absolute right to waive any defect or irregularity in the deposit of any VFC Shares. No deposit of VFC Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on the Bank or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Bank's interpretation of the terms and conditions of this Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Bank reserves the right to permit the Offer to be accepted in a manner other than that set out herein.

        In no circumstances will any amount be paid by the Bank or the Depositary by reason of any delay in exchanging any VFC Shares or in making payments for VFC Shares to any person on account of VFC Shares accepted for exchange or payment pursuant to the Offer.

  Dividends and Distributions

        Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Bank all right, title and interest in and to the VFC Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer (other than VFC's regular quarterly dividend of $0.03 per VFC Share or any dividend or distribution in respect of which a reduction in the purchase price is made pursuant to Section 10 of this Offer to Purchase, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

  Power of Attorney

        An executed Letter of Acceptance and Transmittal irrevocably appoints, effective on and after the date that the Bank takes up and pays for the Deposited Shares covered by the Letter of Acceptance and Transmittal (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities") certain officers of the Bank and any other person designated by the Bank in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and resubstitution, of the depositing Shareholder. The Letter of Acceptance and Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of VFC; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, to vote any or all Purchased Securities, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Bank in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of VFC; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any rights of such Shareholder with respect to such Purchased Securities.

        A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of VFC and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Bank any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents the person or persons specified by the Bank as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

  Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Bank, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Bank. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

  Formation of Agreement

        The acceptance of the Offer pursuant to the procedures set forth above will, effective immediately upon the Bank taking up VFC Shares under the Offer, constitute a binding agreement between the depositing Shareholder and the Bank upon the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer; (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Bank, the Bank will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Support Agreement, the Bank shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any VFC Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Bank at or prior to the Expiry Time:

  (a)
  the Minimum Tender Condition;

  (b)
  each of the following approvals:

  (i)
  the approval by OSFI under the Bank Act of (1) the acquisition by the Bank of a substantial investment in VFC and (2) the issuance of the TD Shares by the Bank;

  (ii)
  the approval of the listing of the TD Shares to be issued by the Bank on the TSX;

    (iii)
    the obtaining of a decision of the OSC pursuant to Section 104(2)(a) of the Securities Act and equivalent legislation in other jurisdictions of Canada regarding the Offer and certain proposed arrangements with senior officers of VFC; and

    (iv)
    such filings, notifications and approvals as are required under the Competition Act, the Securities Act and the CBCA;

    and all other government or regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities) that in the Bank's reasonable judgment are necessary to complete the Offer, a Compulsory Acquisition, Subsequent Acquisition Transaction or any other transaction contemplated by the Support Agreement (each a "Contemplated Transaction"), including any necessary approvals of competition regulatory authorities and OSFI, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Bank, acting reasonably;

  (c)
  the Support Agreement shall not have been terminated by VFC or by the Bank in accordance with its terms;

  (d)
  the Bank shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Authority or private person in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

  (i)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Bank of the VFC Shares, or the right of the Bank to own or exercise full rights of ownership of the VFC Shares;

  (ii)
  which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect with respect to VFC or the Bank; or

  (iii)
  which would materially and adversely affect the ability of the Bank to proceed with the Offer and/or taking up and paying for any VFC Shares deposited under the Offer;

  (e)
  all of the approvals referred to in clause (b)(i) through (iv) above and all other necessary orders, authorizations or consents which the Bank determines are necessary under all applicable Canadian securities Laws for the offering and issuance of the TD Shares under the Offer shall have been obtained;

  (f)
  there shall not exist any prohibition at Law against the Bank making the Offer or taking up and paying for any VFC Shares deposited under the Offer;

  (g)
  the Bank shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Bank in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, reputation, or liabilities of VFC which, when considered either individually or in the aggregate, would be reasonably expected to constitute a Material Adverse Change with respect to VFC or, if the Offer is consummated, with respect to the Bank;

  (h)
  VFC shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

  (i)
  the representations and warranties made by VFC in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on VFC or materially and adversely affect the ability of the Bank to effect any Contemplated Transaction;

  (j)
  the Bank shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of VFC with any securities regulatory authority in Canada or elsewhere which the Bank shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to VFC; and

  (k)
  the Bank shall have determined in its reasonable judgement that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial or capital markets of Canada generally.

        The foregoing conditions are for the sole benefit of the Bank, may be asserted by the Bank regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Bank, and may be waived by the Bank in whole or in part at any time and from time to time without prejudice to any other rights which the Bank may have (provided that the Support Agreement provides that the Bank may not increase or decrease to less than 50.1% the Minimum Tender Condition without the prior consent of VFC). See Section 5 of this Offer to Purchase, "Extension and Variation of the Offer". The failure by the Bank at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

        Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing by the Bank, to that effect being given to the Depositary at its principal office in Toronto, Ontario. The Bank will, as soon as practicable after giving such notice of such waiver or withdrawal, make a public announcement of such waiver or withdrawal and, if required by Law, cause the Depositary to notify the Shareholders in the manner set forth in Section 11 of this Offer to Purchase, "Notices and Delivery". If the Offer is withdrawn, the Bank shall not be obligated to take up or pay for any VFC Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited VFC Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Bank's expense as described in Section 8 of this Offer to Purchase, "Return of Deposited VFC Shares".

5.     Extension and Variation of the Offer

        The Offer is open for acceptance up to and including, but not after, the Expiry Time, unless the Offer is withdrawn or extended by the Bank.

        The Bank expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period, in accordance with and subject to the provisions of the Support Agreement, to extend the Expiry Time or vary the Offer by giving notice to the Depositary in the manner set forth below. Pursuant to the Support Agreement, if the conditions of the Offer set out in Section 4 of this Offer to Purchase, "Conditions of the Offer", have not been satisfied or waived by the Expiry Time, the Bank will extend the Offer through one or more extensions for such number of days as does not exceed an additional 60 days unless the Bank, acting in good faith, believes that it is unlikely that the conditions will be satisfied during such additional 60 day period. The Support Agreement also provides that the Bank will not, without the prior consent of VFC, impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (provided that, for certainty, the Bank may, in its sole discretion, waive any term or condition of the Offer and may, in its sole discretion, increase the total consideration per VFC Share and/or add additional consideration but may not increase or decrease to less than 50.1% the Minimum Tender Condition without the prior consent of VFC).

        Any extension or variation of the Offer will be effective upon written notice, or other communication confirmed in writing by the Bank, to that effect being given to the Depositary at its principal office in Toronto, Ontario. The Bank will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of such extension or variation and cause the Depositary to communicate such notice to all Shareholders whose VFC Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of this Offer to Purchase, "Notices and Delivery". Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. Notwithstanding the foregoing, the Offer may not be extended by the Bank if all of the terms and conditions of the Offer, except those waived by the Bank, have been fulfilled or complied with, unless the Bank first takes up all VFC Shares validly deposited under the Offer and not withdrawn.

        Where the terms of the Offer are varied (including a variation consisting solely of a waiver of a condition of the Offer), the Deposit Period will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

        If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Bank or of an affiliate of the Bank unless it is a change in a material fact relating to the TD Shares), the Bank will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of this Offer to Purchase, "Notices and Delivery", to all Shareholders whose VFC Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change. Any notice of change in information will be deemed to have been given and to be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        During any such extension or in the event of any such variation or change in information, all VFC Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Bank in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase, "Withdrawal Rights". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Bank of its rights under Section 4 of this Offer to Purchase, "Conditions of the Offer".

        If the consideration being offered for the VFC Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose VFC Shares are taken up under the Offer without regard to when such VFC Shares are taken up by the Bank.

6.     Withdrawal Rights

        Except as otherwise stated in this Section 6, all deposits of VFC Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any VFC Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the VFC Shares have been taken up by the Bank pursuant to the Offer;

  (b)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Bank or an affiliate of the Bank unless it is a change in a material fact relating to the TD Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the VFC Shares pursuant to the Offer where the Expiry Time is not extended for more than 10 days);

    is mailed, delivered or otherwise properly communicated, but only if such deposited VFC Shares have not been taken up by the Bank at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities; or

  (c)
  if the VFC Shares have not been paid for by the Bank within three business days after having been taken up by the Bank.

        Withdrawals of VFC Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable VFC Shares within the time limits indicated above. Notice of withdrawal must (i) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by the person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the VFC Shares which are to be withdrawn; and (iii) specify such person's name, the number of VFC Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the VFC Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of VFC Shares deposited for the account of an Eligible Institution.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Bank in its sole discretion, and such determination will be final and binding. There will be no duty or obligation on the Bank, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any VFC Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn VFC Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of this Offer to Purchase, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances as described in Section 21 of the Circular, "Offerees' Statutory Rights".

        If the Bank extends the period of time during which the Offer is open, is delayed in taking up or exchanging the VFC Shares or is unable to take up or exchange VFC Shares for any reason, then, without prejudice to the Bank's other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Bank all Deposited Shares and Distributions, and such VFC Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable Laws.

7.     Take Up and Payment for Deposited VFC Shares

        Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of this Offer to Purchase, "Conditions of the Offer"), and subject to the terms and conditions of the Support Agreement, the Bank will take up VFC Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of this Offer to Purchase, "Withdrawal Rights", not later than 10 days after the Expiry Time and will pay for the VFC Shares taken up as soon as possible, but in any event not later than three business days after taking up the VFC Shares. If the Offer is extended, any VFC Shares deposited under the Offer after the first date on which VFC Shares have been taken up and paid for by the Bank will be taken up and paid for not later than 10 days after such deposit, subject to the terms and conditions of the Support Agreement.

        Subject to the Bank's obligation pursuant to the Support Agreement to extend the Offer in certain circumstances (see Section 5 of this Offer to Purchase, "Extension and Variation of the Offer") and to applicable Laws, the Bank expressly reserves the right, in its sole discretion, to delay or otherwise refrain from taking up and paying for any VFC Shares or to terminate the Offer and not take up or pay for any VFC Shares if any condition specified in Section 4 of this Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by the Bank, in whole or in part, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario. The Bank also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for VFC Shares in order to comply, in whole or in part, with any applicable Laws. The Bank will not, however, take up and pay for any VFC Shares deposited under the Offer unless it simultaneously takes up and pays for all VFC Shares then validly deposited under the Offer and not withdrawn.

        For the purposes of the Offer, the Bank will be deemed to have taken up and accepted for payment VFC Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Bank gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

        The Bank will pay for VFC Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates representing the TD Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary), in each case for transmittal to Shareholders. The Depositary will act as the agent of persons who have deposited VFC Shares in acceptance of the Offer for the purpose of receiving cash payment and/or TD Share certificates, as the case may be, from the Bank and transmitting such cash payment and/or TD Share certificates, as the case may be, to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing VFC Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Bank or the Depositary to persons depositing VFC Shares on the purchase price of VFC Shares purchased by the Bank, regardless of any delay in making such payment.

        Settlement with each Shareholder who has validly deposited and not withdrawn his or her VFC Shares will be made by the Depositary forwarding a cheque payable in Canadian funds, representing the cash consideration and/or share certificates representing the TD Shares to which such Shareholder is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, the cheque and/or share certificate will be issued in the name of the registered holder of deposited VFC Shares. Unless the person depositing VFC Shares instructs the Depositary to hold the cheque and/or share certificate for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the cheque and/or share certificate will be forwarded by first class mail to such person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, cheques and/or share certificates will be forwarded to the address of the Shareholder as shown on the share register maintained by or on behalf of VFC in respect of the VFC Shares. Cheques and/or share certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by depositing their VFC Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

8.     Return of Deposited VFC Shares

        If any deposited VFC Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more VFC Shares than are deposited, certificates for VFC Shares that are not purchased will be returned to the depositing Shareholder at the Bank's expense as soon as practicable after the Expiry Time or termination of the Offer, as the case may be, by sending certificates representing VFC Shares not purchased by first class mail in the name and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal (unless the Shareholder instructs the Bank to hold such certificates for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal) or, if such name or address is not so specified, in such name and to such address as is shown on the share register maintained by or on behalf of VFC in respect of the VFC Shares.

9.     Mail Service Interruption

        Notwithstanding the provisions of the Offer and Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Bank determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for VFC Shares were delivered until such time as the Bank has determined that delivery by mail will no longer be delayed. The Bank will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of this Offer to Purchase, "Notices and Delivery". Notwithstanding Section 7 of this Offer to Purchase, "Take Up and Payment for Deposited VFC Shares", cheques, share certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10.   Dividends and Distributions; Liens

        If, on or after the date of the Offer, VFC should divide, combine, reclassify, consolidate, convert or otherwise change any of the VFC Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Bank may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

        The $19.50 purchase price per VFC Share pursuant to the Offer is based upon 16,710,863 VFC Shares outstanding on a Fully-diluted Basis as of February 15, 2006, the date of the Support Agreement, and that VFC will not declare any dividends or other distributions on the VFC Shares in excess of its regular quarterly dividend of $0.03 per VFC Share. Pursuant to the Support Agreement: (i) such purchase price per VFC Share will be adjusted accordingly (by a reduction in the purchase price) if the number of outstanding VFC Shares, on a Fully-diluted Basis, is greater than this amount at the Expiry Time in any material respect without the Bank's prior written approval, after giving consideration to any exercise price paid to VFC in connection with the issuance of such VFC Shares; and (ii) such purchase price per VFC Share will be adjusted downward to reflect the payment of any dividend or distribution on the VFC Shares in excess of VFC's regular quarterly dividend of $0.03 per VFC Share.

        VFC Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Bank free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all Distributions.

        If, on or after the date of the Offer, VFC should declare, make or pay any Distribution (in respect of VFC Shares accepted for purchase pursuant to the Offer) which is payable or distributable to Shareholders of record on a date which is prior to the date of transfer of such VFC Shares into the name of the Bank or its nominees or transferees on the share register maintained by or on behalf of VFC in respect of the VFC Shares, then: (a) in the case of any such cash dividend, cash distribution or payment that does not exceed the purchase price per VFC Share, the purchase price per VFC Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, cash distribution or payment in respect of the VFC Shares that exceeds the purchase price per VFC Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Shareholder for the account of and for the benefit of the Bank and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Bank, accompanied by appropriate documentation of transfer. Pending such remittance, the Bank will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Bank pursuant to the Offer or deduct from the purchase price the amount or value of such Distribution, as determined by the Bank in its sole discretion. The declaration or payment of any such Distribution may have tax consequences not discussed under Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations".

11.   Notices and Delivery

        Without limiting any other lawful means of giving notice, any notice to be given by the Bank to the Depositary pursuant to the Offer will be deemed to have been properly given to registered Shareholders if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of VFC in respect of the VFC Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in any other jurisdiction following mailing. Except as otherwise required or permitted by applicable Laws, in the event of any interruption of or delay in mail services in Canada following mailing, the Bank intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which the Bank or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of The Globe and Mail or the National Post; or (iii) it is given to the Canada NewsWire Service.

        The Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of VFC Shares (and to registered holders of securities exercisable for or convertible into VFC Shares) or made in such other manner as is permitted by applicable regulatory authorities, and the Bank will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of VFC Shares (and securities exercisable for or convertible into VFC Shares) when such list or listing is received.

        Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12.   Market Purchases

        The Bank reserves the right to and may, subject to compliance with applicable Laws, acquire, or cause one or more affiliates of the Bank to acquire, VFC Shares through the facilities of the TSX at any time and from time to time prior to the Expiry Time. In no event will the Bank or any affiliate of the Bank make any such purchases of VFC Shares until the third business day following the date of the Offer. The aggregate number of VFC Shares so purchased by the Bank or an affiliate of the Bank after the date of the Offer and prior to the end of the Deposit Period will not exceed 5% of the outstanding VFC Shares as of the date of the Offer, and the Bank will issue and file a news release forthwith after the close of business of the TSX on each day on which such VFC Shares have been purchased. If the Bank or an affiliate of the Bank purchases VFC Shares through the facilities of the TSX while the Offer is outstanding, the VFC Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        Subject to applicable Laws, the Bank reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any VFC Shares taken up and paid for under the Offer.

13.   Other Terms of the Offer

  (a)
  The Bank reserves the right to transfer to one or more affiliates of the Bank the right to purchase all or any portion of the VFC Shares deposited pursuant to the Offer, but any such transfer will not relieve the Bank of its obligations under the Offer and will in no way prejudice the rights of persons depositing VFC Shares to receive payment for VFC Shares validly deposited and accepted for payment pursuant to the Offer.

  (b)
  The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (c)
  The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying this Offer to Purchase, including the instructions contained therein, form part of the terms and conditions of the Offer.

  (d)
  The Bank in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the interpretation of this Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any deposit or withdrawal of VFC Shares.

  (e)
  No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Bank or any of its affiliates in connection with the Offer other than as contained in this Offer to Purchase and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

        The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: March 13, 2006	THE TORONTO-DOMINION BANK

(Signed) W. EDMUND CLARK President and Chief Executive Officer

CIRCULAR

        This Circular is furnished in connection with the accompanying Offer to Purchase dated March 13, 2006 by the Bank to purchase all of the issued and outstanding VFC Shares, other than any VFC Shares owned directly or indirectly by the Bank and including any VFC Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of outstanding Options, Warrants or other rights to purchase VFC Shares. The terms and conditions of the Offer to Purchase, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in this Circular with the same meaning unless the context otherwise requires.

        Except as otherwise indicated, the information concerning VFC contained in the Offer to Purchase and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities, and other public sources. Although the Bank has no knowledge that would indicate that any statements contained herein relating to VFC taken from or based upon such documents and records are untrue or incomplete, none of the Bank or any of its officers and directors assumes any responsibility for the accuracy or completeness of the information relating to VFC taken from or based upon such documents and records, or for any failure by VFC to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Bank.

1.     The Bank

        The Bank is a Canadian chartered bank subject to the provisions of the Bank Act and was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (established in 1855) and The Dominion Bank (established in 1869). The Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. As at January 31, 2006 the Bank was the third largest Canadian bank in terms of market capitalization, with approximately $43 billion of market capitalization.

        The Bank's head office and registered office are located in the Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2.

  Documents Incorporated by Reference

        The following documents with respect to the Bank, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Circular:

  (a)
  the Annual Information Form dated December 8, 2005;

  (b)
  the consolidated audited financial statements for the fiscal year ended October 31, 2005 with comparative consolidated audited financial statements for the fiscal year ended October 31, 2004, together with the auditors' report thereon and Management's Discussion and Analysis as contained in the Annual Report;

  (c)
  the Management Proxy Circular dated as of February 24, 2006 regarding the Bank's annual meeting of shareholders to be held on March 30, 2006; and

  (d)
  the consolidated unaudited financial statements for the three months ended January 31, 2006 with comparative consolidated unaudited interim financial statements and Management's Discussion and Analysis as contained in the First Quarter Report to Shareholders.

        Any documents of the type referred to above and any material change reports (excluding confidential material change reports), any business acquisition reports and any other disclosure documents filed by the Bank pursuant to an undertaking to a securities commission or similar authority in any of the provinces or territories of Canada, all as filed by the Bank with such securities commissions or similar authorities after the date of this Circular and prior to the termination of the Offer, shall be deemed to be incorporated by reference into this Circular.

        Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Offer and Circular, to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of the Offer and Circular, except as so modified or superseded.

        The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular. Copies of the documents incorporated by reference in the Offer and Circular may be obtained on request without charge from the Secretary of The Toronto-Dominion Bank, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2 (telephone: (416) 308-6963), or through the Internet on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or the web site of the United States Securities and Exchange Commission at www.sec.gov. For the purpose of the Province of Québec, the Offer and Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Secretary of the Bank.

  TD Shares

        The authorized common share capital of the Bank consists of an unlimited number of TD Shares without nominal or par value, of which 716,042,216 were outstanding as at February 28, 2006. The holders of TD Shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of TD Shares are entitled to receive dividends as and when declared by the board of directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of TD Shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

        On February 23, 2006, the Bank declared a dividend on the TD Shares of $0.44 per share payable on or after April 30, 2006 to shareholders of record at the close of business on March 16, 2006.

  Price Range and Trading Volume of the TD Shares

        The TD Shares are listed on the TSX and the NYSE under the symbol "TD" and are also listed on the Tokyo Stock Exchange. The following table sets forth, for the periods indicated, the high and low trading prices and the aggregate volume of trading of the TD Shares on the TSX and the NYSE, according to published sources:

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2005
March	51.70	49.11	48,799,741	41.93	40.20	10,852,600
April	51.14	49.09	30,593,356	41.51	39.57	2,679,700
May	53.68	50.25	34,169,878	42.78	39.92	2,995,500
June	56.20	52.10	36,832,817	45.58	41.79	3,103,600
July	57.55	54.26	30,163,728	47.20	43.75	2,254,800
August	56.94	54.09	34,185,842	47.52	44.57	3,003,300
September	59.03	55.52	33,981,718	50.12	46.84	4,283,500
October	58.16	54.75	27,930,351	49.75	46.50	1,736,500
November	62.79	55.48	31,023,204	53.15	46.98	1,405,600
December	61.78	58.45	28,968,735	53.02	50.42	1,198,700
2006
January	62.67	60.20	26,931,430	54.56	51.49	1,223,700
February	65.92	60.40	29,892,430	57.80	52.80	1,242,900
March (1-9)	65.95	64.86	9,166,878	58.05	56.31	414,000

        The Bank announced its intention to make the Offer on February 16, 2006. The closing prices of the TD Shares on February 15, 2006, being the last trading day prior to such announcement, on the TSX and the NYSE were $63.85 and US$55.08, respectively.

        The TSX has conditionally approved the listing of the TD Shares to be issued to Shareholders in connection with the Offer, subject to the Bank fulfilling all of the requirements of the TSX. The Bank will file additional listing applications with the NYSE and, if required, the Tokyo Stock Exchange to have the TD Shares to be issued to Shareholders in connection with the Offer listed on such exchanges.

2.     VFC

        VFC was incorporated under the CBCA by articles of incorporation dated December 14, 1994 and is currently one of the largest Canadian-owned indirect consumer finance companies in Canada. Through its more than 220 employees and with offices in Toronto, Montreal and Nanaimo, VFC offers its more than 25,000 customers two basic product lines: non-prime automotive purchase financing and consumer instalment loans. Non-prime automotive purchase financing represents more than 95% of VFC's portfolio of $380 million in finance receivables. Independent analysts estimate the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's loans are originated using Internet-based technology through its network of more than 2,000 pre-qualified automobile dealers and retail vendors across Canada.

        VFC's head office and registered office are located at 25 Booth Avenue, Suite 101, Toronto, Ontario, M4M 2M3.

        The authorized share capital of VFC consists of an unlimited number of VFC Shares. According to the Directors' Circular of VFC, as at March 1, 2006, 16,710,863 VFC Shares were issued and outstanding on a Fully-diluted Basis, consisting of 16,180,345 outstanding VFC Shares, Options without SARs to acquire up to 251,852 additional VFC Shares, of which all have vested, and Warrants to acquire 278,666 additional VFC Shares, and there are 235,200 vested Options with SARs and 306,534 unvested Options with SARs outstanding. The VFC Shares are listed on the TSX under the symbol "VFC".

3.     Recommendation of VFC Directors

        VFC has confirmed in the Support Agreement that the board of directors of VFC, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has unanimously determined that the Offer is fair from a financial point of view to all Shareholders (other than the Bank and its affiliates, in respect of which no determination was made), that the Offer is in the best interests of VFC and its Shareholders generally and, accordingly, has approved the entering into of the Support Agreement and the making of a recommendation that Shareholders (other than the Bank and its affiliates) accept the Offer. Accompanying this Offer and Circular is the Directors' Circular of VFC containing the unanimous recommendation of its board of directors that Shareholders ACCEPT the Offer and tender their VFC Shares to the Offer.

4.     Background to the Offer

        In early September 2005, senior representatives of the Bank and a representative of TDSI, the Bank's financial adviser, met with Charles Stewart, J. Davis Knox and Erik de Witte of VFC to discuss possible joint venture opportunities in the automobile purchase financing sector. Following this meeting, the Bank established an internal project team to consider various means of entering the non-prime lending business, including acquiring VFC as a platform for entering the non-prime indirect automobile loan business.

        On January 4, 2006, senior representatives of the Bank and a representative of TDSI met with senior management of VFC and the Chairman of VFC's board of directors, at which time the Bank expressed an interest in acquiring VFC. On January 13, 2006, the Bank, through TDSI, delivered to VFC management a non-binding term sheet for a proposed offer for all of the VFC Shares for consideration consisting of cash and/or TD Shares and, on January 20, 2006, an indicative summary of proposed terms for the Support Agreement and Lock-Up Agreements was provided by TDSI to VFC. On January 17, 2006, the board of directors of VFC established the Special Committee to consider the Bank's proposal, and on January 23, 2006, the Special Committee engaged Sprott Securities Inc. as its financial adviser.

        On January 25, 2006, the Bank and VFC signed a confidentiality agreement under which, among other things, the Bank was provided with access to confidential information of VFC, and VFC agreed not to participate in any discussions or negotiations with any other person with respect to a business combination transaction for a period of 30 days. From January 26 to February 8, 2006, a due diligence team from the Bank reviewed non-public information of VFC relating to, among other things, the operations, assets, material contracts and financial condition of VFC which was made available to it both electronically and in a physical data room established by VFC.

        On January 26, 2006, the board of directors of the Bank approved in principle a transaction pursuant to which the Bank would offer to acquire, subject to its management being satisfied with the results of its due diligence investigations and reaching acceptable terms in the principal agreements, and subject to certain pricing limits, all of the outstanding VFC Shares for consideration consisting of cash and/or TD Shares.

        From January 26 to February 15, 2006, representatives of the Bank and VFC negotiated the price of the Offer and the terms of the Support Agreement, and representatives of the Bank and certain of the Sellers and their representatives, including the Chairman of VFC's board of directors, negotiated the terms of the Lock-Up Agreements. The terms of the employment agreements and escrow agreements referred to in Section 11 of this Circular, "Arrangements, Agreements and Understandings", were also negotiated during such period between representatives of the Bank and the respective VFC executives who are parties thereto. At a meeting of the board of directors of VFC on February 15, 2006, Sprott Securities Inc. delivered an oral opinion to the Special Committee to the effect that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders (other than the Bank and its affiliates, in respect of which no opinion was given). On such date, the board of directors of VFC, upon consultation with its financial and legal advisers and on receipt of a recommendation of the Special Committee, unanimously determined that the Offer is fair from a financial point of view to all Shareholders (other than the Bank and its affiliates, in respect of which no determination was made) and is in the best interests of VFC and its Shareholders generally and, accordingly, approved the entering into of the Support Agreement and the making of a recommendation that Shareholders (other than the Bank and its affiliates) accept the Offer and tender their VFC Shares to the Offer.

        The Support Agreement, the Lock-Up Agreements and the employment agreements and escrow agreements referred to above were executed by all parties after the close of business on February 15, 2006. The Bank's intention to make the Offer and the unanimous determination of VFC's board of directors to recommend that Shareholders accept the Offer were announced by a joint press release issued prior to the commencement of trading on February 16, 2006. The issuance of TD Shares as consideration under the Offer pursuant to the Share Alternative and the Combination Alternative was approved by the board of directors of the Bank at a meeting held on February 22, 2006.

  Support Agreement

        The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Bank. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by VFC with Canadian securities regulatory authorities and available at www.sedar.com.

  The Offer

        The Bank agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.

  Support for the Offer

        VFC agreed to the making of the Offer and confirmed to the Bank that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of an oral fairness opinion from Sprott Securities Inc. and upon receipt of a recommendation of the Special Committee, unanimously determined that the Offer is fair from a financial point of view to all Shareholders (other than the Bank and its affiliates, in respect of which no determination was made), that the Offer is in the best interests of VFC and its Shareholders generally and, accordingly, approved the entering into of the Support Agreement and the making of a recommendation that Shareholders (other than the Bank and its affiliates) accept the Offer and tender their VFC Shares to the Offer. In addition, VFC agreed that it would take all reasonable actions to support the Offer in accordance with the terms of the Support Agreement.

  Cease Negotiation

        Pursuant to the Support Agreement, VFC agreed that it would immediately cease and cause to be terminated all existing discussions, solicitations and negotiations with any parties (other than the Bank) with respect to any potential acquisition proposal. Further, VFC agreed that it would not release any party from any confidentiality or standstill agreements.

  Board Representation

        VFC agreed that, promptly upon the purchase by the Bank of such number of VFC Shares which represents at least a majority of the outstanding VFC Shares, the Bank will be entitled to designate such number of members of the VFC board of directors, and any committees thereof, as is proportionate to the percentage of the outstanding VFC Shares owned by the Bank (the time of such designation being the "Effective Time").

  Representations and Warranties

        The Support Agreement contains a number of customary representations and warranties of the Bank and VFC relating to, among other things, as applicable: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business and operations of (i) each of the parties including, as applicable: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; and (ii) VFC only including: absence of defaults under instruments evidencing any indebtedness or other contracts; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; employment and labour matters; pension matters; tax matters; compliance with Laws, licenses and permits; insurance; environmental matters; title to properties; accuracy of reports required to be filed with applicable securities regulatory authorities; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.

  Conduct of the Business of VFC

        In the Support Agreement, VFC agreed that, prior to the earlier of the time of the appointment or election to its board of directors of persons designated by the Bank who represent a majority of the directors of VFC and the termination of the Support Agreement, unless the Bank otherwise agrees in writing, VFC will conduct its business in the ordinary course consistent with past practice and will not undertake certain types of restricted activities. VFC also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Offer or any Contemplated Transaction or which would render, or which reasonably may be expected to render, inaccurate any of VFC's representations and warranties in the Support Agreement.

        VFC also agreed to promptly notify the Bank of: (i) any Material Adverse Change, in the operation of its businesses and of any material governmental or third party complaints, investigations or hearings; and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of VFC contained in the Support Agreement to be untrue or inaccurate, or (y) result in the failure in any material respect of VFC to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time.

  Other Covenants

        Each of VFC and the Bank also agreed to a number of mutual covenants, including to co-operate with each other and to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement, including the execution and delivery of such documents as the other party may reasonably require, and use its reasonable best efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. Each of VFC and the Bank also agreed, where appropriate, to reasonably cooperate with the other party in taking such actions.

  Waiver of Conditions

        The Bank shall not, without the prior consent of VFC, impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (provided that, for certainty, the Bank may, in its sole discretion, waive any term or condition of the Offer and may, in its sole discretion, increase the total consideration per Share and/or add additional consideration but may not increase or decrease to less than 50.1% the Minimum Tender Condition without the prior consent of VFC). The Bank agreed that, provided all of the conditions to the Offer set out in the Support Agreement shall have been satisfied or waived, the Bank shall take up and pay for all of the VFC Shares tendered under the Offer promptly and in any event no later than the business day immediately following the time at which it becomes entitled to take up such VFC Shares under the Offer pursuant to securities Laws.

  Covenants Regarding Non-Solicitation

        The Support Agreement contains certain "non-solicitation" provisions pursuant to which VFC has agreed that it will not, directly or indirectly:

  (a)
  make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of VFC, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding: (i) the direct or indirect acquisition or disposition of all or a material portion of the VFC Shares or other voting securities of VFC; (ii) any amalgamation or merger in respect of VFC or sale of all or any part of VFC's assets (other than in the ordinary course of business in a manner consistent with past practices), take-over bid, tender offer, plan of arrangement, issuer bid, reorganization, dividend (other than regular dividends payable in the ordinary course of business), recapitalization, liquidation or winding-up of, or other business combination, joint venture, or similar transaction involving VFC; or (iii) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than the Bank (any such proposal or offer being referred to as an "acquisition proposal");

  (b)
  engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal provided that, VFC may advise any person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a Superior Proposal when VFC's board of directors has so determined;

  (c)
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Bank, the approval or recommendation of VFC's board of directors or any committee thereof of the Support Agreement or the Offer;

  (d)
  approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

  (e)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal.

        The Support Agreement provides that, notwithstanding the foregoing restrictions, the board of directors of VFC is permitted to take any of the actions described in clauses (b) through (e) above, or provide information pursuant to the Support Agreement to, any person in response to an acquisition proposal by any such person, if and only to the extent that:

  •
  it has received an unsolicited bona fide written acquisition proposal from such person and such acquisition proposal constitutes a Superior Proposal;

  •
  in the case of clause (b) above, VFC shall have complied with all other requirements relating to the acceptance, approval or recommendation of an acquisition proposal (as described below);

  •
  VFC's board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws;

  •
  in the case of clause (b) above, prior to providing any information or data to such person in connection with such acquisition proposal, VFC's board of directors receives from such person an executed confidentiality agreement (and VFC sends a copy of any such confidentiality agreement to the Bank promptly upon its execution and that the Bank is immediately provided with a list of, or in the case of information that was not previously made available to the Bank, copies of, any information provided to such person); and

  •
  in the case of clause (b) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an acquisition proposal, VFC has complied with the requirements of the Support Agreement requiring notice to the Bank of an acquisition proposal.

        The Support Agreement defines a "Superior Proposal" as an unsolicited bona fide acquisition proposal made by a third party to VFC in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the VFC Shares and offering or making available the same consideration in form and amount per VFC Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the board of directors of VFC, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of VFC or its representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the acquisition proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by VFC during such three day period); (v) which is offered or made available to all Shareholders; (vi) in respect of which the board of directors of VFC determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties, and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (but not assuming any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Bank pursuant to the Support Agreement); and (vii) that, subject to compliance with the requirements of the Support Agreement, the board of directors of VFC has determined to recommend to Shareholders.

        From and after the date of the Support Agreement, VFC must promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Bank, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an acquisition proposal, any request for discussions or negotiations, any request for representation on the board of directors of VFC or any request for non-public information relating to VFC of which VFC's directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. VFC must also provide such other details of the proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the Bank may reasonably request. VFC shall keep the Bank promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries by the Bank with respect thereto.

        VFC is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) unless:

  •
  the acquisition proposal constitutes a Superior Proposal;

  •
  VFC has complied with the non-solicitation restrictions in the Support Agreement;

  •
  five business days shall have elapsed from the later of the date the Bank received notice of VFC's proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Bank received a copy of the written proposal in respect of the acquisition proposal and, if the Bank has proposed to amend the terms of the Offer in accordance with the Support Agreement, the board of directors of VFC (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Bank;

  •
  VFC concurrently terminates the Support Agreement in accordance with its terms; and

  •
  VFC has previously, or concurrently will have, paid to the Bank the VFC termination payment as described below under "Termination Fee".

  Opportunity to Match

        Pursuant to the Support Agreement, VFC has agreed that, during the five business day period referred to above or such longer period as VFC may approve for such purpose, the Bank shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The board of directors of VFC must review any proposal by the Bank to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Bank's proposal to amend the Offer would result in the acquisition proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

        The board of directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any acquisition proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the board of directors of VFC determines that a proposed amendment to the terms of the Offer would result in the acquisition proposal not being a Superior Proposal, and the Bank has so amended the terms of the Offer.

  Termination

        The Support Agreement may be terminated at any time prior to the Effective Time:

  •
  by mutual written consent of the Bank and VFC;

  •
  by VFC, if the Bank does not mail the Offer by 11:59 p.m. (Toronto time) on the 20th business day following execution of the Support Agreement (the "Latest Mailing Time"), as such mailing time may be extended pursuant to the terms of the Support Agreement, or if the Offer does not substantially conform to the provisions of the Support Agreement;

  •
  by the Bank, on or after the Latest Mailing Time, if any condition to making the Offer for the Bank's benefit is not satisfied or waived by such date;

  •
  by the Bank, if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time, as such Expiry Time may be extended by the Bank in its sole discretion pursuant to the Support Agreement, and the Bank shall not elect to waive such condition;

  •
  by the Bank or VFC, if the Bank does not make the Offer and take up and pay for the VFC Shares tendered to the Offer by a date that is 180 days following the date of the Support Agreement, otherwise than as a result of the breach by such party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement being untrue or incorrect in any material respect; provided, however, that if the Bank's take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Bank not having obtained any regulatory waiver, consent or approval which is necessary to permit it to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by VFC until the earlier of the 270th day after the Circular in respect of the Offer is so mailed and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

  •
  by either VFC or the Bank, if the other party is in default of any material covenant or obligation under the Support Agreement or if any representation or warranty of the Bank under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time;

  •
  by the Bank, if: (i) the board of directors of VFC or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Bank; (ii) the board of directors of VFC or any committee thereof recommends or approves a Superior Proposal; or; (iii) the representation and warranty of VFC with regard to litigation set forth in clause (l) of Schedule D to the Support Agreement shall have been on the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time; and

  •
  by VFC, if VFC proposes to accept, approve or recommend, or enter into any agreement relating to a Superior Proposal in compliance with the provisions of Support Agreement, provided that VFC has previously or concurrently will have paid to the Bank the termination fee and further provided that VFC has not breached any of its covenants, agreements or obligations in the Support Agreement.

  Termination Fee

        VFC has agreed to pay to the Bank a termination fee of $9.25 million upon the occurrence of any of the following events:

  (a)
  the Support Agreement is terminated because the board of directors of VFC fails to make, withdraws, modifies, changes or qualifies its approval or recommendation regarding the Offer or the Support Agreement in a manner adverse to the Bank or the board of directors of VFC has approved or recommended or publicly proposed to approve or recommend a Superior Proposal;

  (b)
  prior to the Expiry Time, an acquisition proposal is publicly announced or an intention to make an acquisition proposal is publicly announced and such acquisition proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and the Offer is not completed as a result of the Minimum Tender Condition not having been met;

  (c)
  if VFC proposes to accept, approve or recommend, or enter into any agreement relating to a Superior Proposal in accordance with the provisions of the Support Agreement and the Bank has elected not to match the Superior Proposal; or

  (d)
  if the Offer is not completed in accordance with the conditions of the Support Agreement as a result of VFC being in material default of any of its covenants or obligations in the Support Agreement.

  Officers' and Directors' Insurance

        From and after the effective date, the Bank has agreed that for the period from the Expiry Time until six years after the Expiry Time, the Bank will cause VFC or any successor to VFC to maintain VFC' s current directors' and officers' insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of VFC than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of VFC covering claims made prior to or within six years after the Expiry Time; provided that such insurance remains available to VFC or such successor on commercially reasonable terms; and provided, further, that the premiums will not exceed a specified percentage of the premiums currently charged to VFC for directors' and officers' liability insurance. Alternatively, the Bank may purchase as an extension to VFC's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such persons on terms comparable to those contained in VFC's current insurance policies; provided, that the premiums will not exceed a specified percentage of the premiums currently charged to VFC for directors' and officers' liability insurance. From and after the effective date, VFC (or its successor) shall honour any obligations in effect on the date of the Support Agreement to indemnify the current and former directors and officers of VFC in respect of matters for which VFC may indemnify such officers and directors under its charter, by-laws, applicable Law and contracts of indemnity.

  Lock-Up Agreements

        The Bank has entered into Lock-Up Agreements with the Sellers holding, in aggregate, as of the date of the Lock-Up Agreements, 4,378,358 issued and outstanding VFC Shares and Options and Warrants exercisable for an additional 515,331 VFC Shares, representing in aggregate approximately 29.3% of the issued and outstanding VFC Shares on a Fully-diluted Basis.

        Pursuant to the Lock-Up Agreements, the Bank agreed to make the Offer on the terms and conditions provided for in the Support Agreement. Each Seller agreed to accept the Offer and deposit and not withdraw, except in certain circumstances, all of the VFC Shares owned or controlled by such Seller, including VFC Shares issuable upon the exercise of outstanding Options and Warrants, and to refrain from taking certain actions which would be inconsistent with the Offer or the deposit of such Seller's VFC Shares under the Offer. The Lock-Up Agreements may be terminated (i) by the Sellers if, among other things, the Bank is in default of any covenant or condition contained in the Lock-Up Agreements or the Support Agreement or, subject to certain exceptions, if the Bank has not taken up and paid for all VFC Shares deposited under the Offer within 180 days from the date of the Offer; (ii) by either the Bank or the Sellers if the Support Agreement is terminated in accordance with its terms; and (iii) in certain other circumstances. Upon the termination of a Seller's Lock-Up Agreement, any of the Seller's VFC Shares deposited under the Offer may be withdrawn. In the event that a Superior Proposal is made, no Seller may withdraw its VFC Shares from the Offer unless the Support Agreement has been terminated in accordance with its terms.

5.     Purpose of the Offer and Plans for VFC

        The purpose of the Offer is to enable the Bank to acquire all of the VFC Shares. If the conditions of the Offer are satisfied or waived and the Bank takes up and pays for the VFC Shares validly deposited under the Offer, the Bank currently intends to acquire any VFC Shares not deposited under the Offer by Compulsory Acquisition, if available, or to propose a Subsequent Acquisition Transaction, in each case for consideration per VFC Share at least equivalent in value to the consideration paid by the Bank per VFC Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of VFC Shares acquired pursuant to the Offer. Although the Bank intends to propose either a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Bank's ability to effect such a transaction, information subsequently obtained by the Bank, changes in general economic or market conditions or in the business of VFC, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Bank reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than those described herein. See Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited".

        Following the successful completion of the Offer, it is currently intended that VFC will remain a direct or indirect subsidiary of the Bank but that it will continue to operate under its existing brand. Each of Charles Stewart, J. Davis Knox, Erik de Witte, Sean O'Brien and David Ryde has entered into an employment agreement with VFC dated February 15, 2006, setting out the terms of his continued employment as a senior officer of VFC, which agreement is conditional upon the Bank taking up VFC Shares under the Offer. See Section 11 of this Circular, "Arrangements, Agreements and Understandings — Employment Agreements".

        In accordance with the Support Agreement, if the Offer is successful, the Bank will be entitled to designate such number of members of the board of directors of VFC as is proportionate to the percentage of outstanding VFC Shares owned by the Bank. If permitted by applicable Laws, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Bank intends to delist the VFC Shares from the TSX and to cause VFC to cease to be a reporting issuer under Canadian securities Laws as described in Section 14 of this Circular, "Effect of the Offer on the Market for and Listing of VFC Shares". Except as described in the Offer and Circular, the Bank has no current plans or proposals that would result in any material change in the business, operations or affairs of VFC.

6.     Acquisition of VFC Shares Not Deposited

        It is the Bank's intention that if it takes up and pays for VFC Shares deposited under the Offer, it will enter into one or more transactions to enable the Bank or one of its affiliates to acquire all VFC Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

  Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding VFC Shares, excluding VFC Shares held at the date of the Offer by or on behalf of the Bank and its affiliates and associates (each as defined in the CBCA), and the Bank acquires such deposited VFC Shares under the Offer, then the Bank intends to acquire the VFC Shares not deposited under the Offer on the same terms as the VFC Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA (a "Compulsory Acquisition").

        To exercise its statutory right of Compulsory Acquisition, the Bank must give notice (the "Offeror's Notice") to each holder of VFC Shares who did not accept the Offer (and each person who subsequently acquires any such VFC Shares from such a holder) (in each case, a "Dissenting Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days following the Expiry Time and 180 days following the date of the Offer. Within 20 days after having given the Offeror's Notice, the Bank must pay or transfer to VFC the consideration the Bank would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the VFC Shares held by such Dissenting Offeree to VFC and must elect either to transfer such VFC Shares to the Bank on the terms on which the Bank acquired VFC Shares under the Offer or to demand payment of the fair value of the VFC Shares by so notifying the Bank within such 20 day period. If the Dissenting Offeree fails to notify the Bank within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its VFC Shares to the Bank on the same terms (including the offer price) that the Bank acquired the VFC Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its VFC Shares, the Bank may apply to a court having jurisdiction to hear the application to fix the fair value of the VFC Shares of such Dissenting Offeree. If the Bank fails to apply to such court within 20 days after it made the payment or transferred the consideration to VFC referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or the Bank within such periods, the Dissenting Offeree will be deemed to have elected to transfer its VFC Shares to the Bank on the same terms that the Bank acquired VFC Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the VFC Shares could be more or less than the amounts paid pursuant to the Offer.

        If a Dissenting Offeree did not receive the Offeror's Notice, such Dissenting Offeree may, within 90 days from the Expiry Time, require the Bank to acquire its VFC Shares, provided that the Bank shall acquire such VFC Shares on the same terms under which the Bank acquired VFC Shares under the Offer. If a holder of VFC Shares did not receive the Offer, such holder of VFC Shares may, within 90 days after the later of (i) the Expiry Time and (ii) the date on which such holder of VFC Shares learned of the Offer, require the Bank to acquire its VFC Shares, provided that the Bank shall acquire such VFC Shares on the same terms under which the Bank acquired VFC Shares under the Offer.

        The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Bank and each Dissenting Offeree and is qualified in its entirety by the provisions of sections 206 and 206.1 of the CBCA. Shareholders who wish to be better informed about the provisions of sections 206 and 206.1 of the CBCA should consult their legal advisors. See Section 16 of this Circular, "Certain Canadian Federal Income Tax Considerations" for a discussion of certain tax consequences to Shareholders in the event of a Compulsory Acquisition.

        Sections 206 and 206.1 of the CBCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree's rights may be lost or altered.

  Subsequent Acquisition Transaction

        If the Minimum Tender Condition is satisfied and the Bank takes up and pays for VFC Shares validly deposited under the Offer and the statutory right of Compulsory Acquisition described above is not available for any reason or the Bank determines not to exercise such right, the Bank intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving VFC, the Bank or an affiliate of the Bank and the Dissenting Offerees, for the purpose of enabling the Bank or an affiliate of the Bank to acquire all VFC Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, VFC may continue as a separate subsidiary of the Bank following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of VFC Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Bank takes up and pays for the VFC Shares deposited under the Offer, the Bank should own sufficient VFC Shares to effect a Subsequent Acquisition Transaction.

        Each type of Subsequent Acquisition Transaction described above would be a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with Rule 61-501 or a going private transaction carried out in accordance with Policy Q-27, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. The Bank intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Policy Q-27, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the business combination or the going private transaction.

        Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (in this case, the VFC Shares) and, subject to certain exceptions, any non-cash consideration being offered therefor (in this case, the TD Shares) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Bank intends to rely on an available exemption or to seek waivers pursuant to Rule 61-501 and Policy Q-27 from the OSC and the AMF, respectively, exempting the Bank or VFC or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 for certain business combinations, and under Policy Q-27 for certain going private transactions, completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that was received in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Bank expects that these exemptions will be available.

        Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by Shareholders at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Bank and its directors and senior officers, any other person who is a "related party" of the Bank within the meaning of Rule 61-501 and Policy Q-27, including an affiliate or an insider of the Bank, and any person or company acting jointly or in concert with any of the foregoing persons.

        However, Rule 61-501 and Policy Q-27 also provide that the Bank may treat VFC Shares acquired pursuant to the Offer as "minority" shares and vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the business combination or going private transaction is completed within 120 days after the expiry of the Offer, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and is in the same form as the consideration paid pursuant to the Offer, and (for purposes of Rule 61-501) that the Shareholder that tendered such VFC Shares to the Offer was not entitled to receive, directly or indirectly, a "collateral benefit" for purposes of Rule 61-501 in connection with the Offer. The Bank intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it and completed within 120 days after the expiry of the Offer would be the same consideration paid to Shareholders under the Offer, and the Bank intends to cause VFC Shares acquired pursuant to the Offer (other than 382,998 VFC Shares expected to be acquired pursuant to the Offer from Erik de Witte and his associates and Sean O'Brien) to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction. To that effect, the Bank has filed with the AMF an application to obtain a discretionary exemption from certain requirements of Policy Q-27.

        In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Bank and its affiliates are the registered holders of 90% or more of the VFC Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory right to dissent and seek fair value or a substantially equivalent enforceable right is made available to the minority shareholders.

        If the Bank does not effect a Compulsory Acquisition, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, the Bank will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional VFC Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from VFC, or taking no further action to acquire additional VFC Shares. Any additional purchases of VFC Shares could be at a price greater than, equal to or less than the price to be paid for VFC Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Bank may sell or otherwise dispose of any or all VFC Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Bank, which may vary from the terms and the price paid for VFC Shares under the Offer.

        Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their VFC Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their VFC Shares. The fair value of VFC Shares so determined could be more or less than the amount paid per VFC Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination could be based on considerations other than, or in addition to, the market price of the VFC Shares.

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of this Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction, if and when proposed.

  Judicial Developments

        Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in Canadian jurisprudence is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure procedural and substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

7.     Source of Funds

        The Bank estimates that if it acquires all of the VFC Shares (on a Fully-diluted Basis) pursuant to the Offer and all Shareholders elect to receive cash, the total cash amount required to purchase such VFC Shares will be approximately $326 million, exclusive of the Bank's expenses of the Offer which are estimated as $3.4 million. The Bank intends to fund the cash consideration payable under the Offer from its existing cash resources.

8.     Ownership of and Trading in Securities of VFC

        Neither the Bank nor, to the knowledge of the Bank after reasonable enquiry, any person or company holding more than 10% of any class of equity securities of the Bank or any person or company acting jointly or in concert with the Bank, beneficially owns or exercises control or direction over any securities of VFC. No director or senior officer of the Bank nor, to the knowledge of such directors and senior officers after reasonable enquiry, any of their respective associates, beneficially owns or exercises control or direction over any securities of VFC other than an associate of Joseph Serpe who beneficially owns 1,000 VFC Shares. To the knowledge of the directors and senior officers of the Bank after reasonable enquiry, such person proposes to accept the Offer in respect of all of their VFC Shares.

        Neither the Bank nor, to the knowledge of the directors and senior officers of the Bank after reasonable enquiry, any of the persons or companies referred to in the immediately preceding paragraph, has traded in any securities of VFC during the six months preceding the date hereof other than as set forth below:

Name	Date	Number of VFC Shares	Purchase or Sale	Price per VFC Share
Jennifer Howard Wilson	November 14, 2005	95	Sale	$13.00
Associate of Jennifer Howard Wilson	February 6, 2006	40,000	Sale	$14.50
Brian F. MacNeill	February 16, 2006	14,000	Sale	$19.28
Associate of Brian F. MacNeill	February 16, 2006	11,000	Sale	$19.28

        As an eligible institutional investor that conducts business or investment activities through business units, the Bank is permitted under Canadian securities Laws, for the purpose of determining the ownership or control of securities of VFC, to treat securities of VFC that are owned or controlled by separate business units of the Bank (the "Separate Securities") separately from any securities of VFC that are owned or controlled by the Bank in connection with the Offer. Accordingly, the foregoing statements regarding the Bank's beneficial ownership of, exercise of control or direction over, and trading in securities of VFC do not include the Separate Securities. As of March 7, 2006, the Separate Securities comprised, in the aggregate, less than 1% of the outstanding VFC Shares.

9.     Commitments to Acquire Securities of VFC

        Other than pursuant to the Offer and disclosed herein, neither the Bank nor any director or senior officer of the Bank nor, to the knowledge of such directors and senior officers after reasonable enquiry, any of their respective associates, or any person or company holding more than 10% of any class of equity securities of the Bank, or any person or company acting jointly or in concert with the Bank, has entered into any commitments to acquire any securities of VFC.

10.   Benefits from the Offer

        Neither the Bank nor any director or senior officer of the Bank nor, to the knowledge of such directors and senior officers after reasonable enquiry, any of their respective associates, or any person or company holding more than 10% of any class of equity securities of the Bank, or any person or company acting jointly or in concert with the Bank, will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

11.   Arrangements, Agreements or Understandings

        In addition to the agreements described in Section 4 of this Circular, "Background to the Offer — Support Agreement" and "— Lock-Up Agreements", the Bank has entered into the following agreements with certain Shareholders in connection with the Offer:

  Employment Agreements

        Each of Charles Stewart, J. Davis Knox, Erik de Witte, Sean O'Brien and David Ryde has entered into an employment agreement with VFC dated February 15, 2006, setting out the terms and conditions of his continued employment with VFC, which agreement is conditional upon the Bank taking up VFC Shares under the Offer.

        Pursuant to these employment agreements:

  (a)
  Each of Messrs. Stewart and Knox will assume the position of Managing Director of VFC, for which he will receive an annual base salary of $200,000 until the end of the 2008 fiscal year and a one-time award of restricted share units of the Bank with a face value at the date of grant of $1,000,000. Messrs. Stewart and Knox will relinquish their entitlements to certain of the unvested Options with SARs previously granted to them by VFC. They will also each waive their entitlements to severance in connection with the change of control of VFC.

  (b)
  Mr. de Witte will become Chief Executive Officer of VFC and Mr. Ryde will continue as Vice President Finance of VFC. Each of them will receive a fixed annual base salary until the end of the 2008 fiscal year, will be eligible for an annual bonus and will also be eligible to receive annual equity awards in the form of restricted share units and/or stock options of the Bank. Each will also receive a one-time award of restricted share units of the Bank and, as additional performance-related equity awards, each will receive a number of restricted share units of the Bank after each 12 month period ending April 30, 2007, 2008 and 2009, conditional upon the achievement of the business plan as determined by the Bank. Messrs. de Witte and Ryde will relinquish their entitlements to certain of the unvested Options with SARs previously granted to them by VFC. They will also each waive their entitlement to severance in connection with the change of control of VFC.

  (c)
  Mr. O'Brien will continue as Vice President Business Relations of VFC. He will receive an annual base salary of $150,000 until the end of the 2008 fiscal year, will be eligible for an annual bonus, and will also be eligible to receive annual equity awards in the form of restricted share units and/or stock options of the Bank. Mr. O'Brien will also receive a one-time award of restricted share units of the Bank and, as additional performance-related equity awards, will receive restricted share units of the Bank after each 12 month period ending April 30, 2007, 2008 and 2009, conditional upon the achievement of the business plan as determined by the Bank. Mr. O'Brien will relinquish his entitlement to certain of the unvested Options with SARs previously granted to him by VFC. He will also waive his entitlement to severance in connection with the change of control of VFC.

  (d)
  Beginning with the 2009 fiscal year in respect of Messrs. de Witte, Ryde and O'Brien, the mix of annual compensation (as between percentages of base salary, annual bonus and equity compensation) will shift from that described above to percentages more in line with the compensation of other executives of the Bank who are at a similar level.

  (e)
  All of the restricted share unit grants, annual equity awards and additional performance-related equity awards set out in the employment agreements are governed by the Bank's 2004 Restricted Share Unit Agreement and the Bank's 2000 Stock Incentive Plan, as applicable.

        Each of the five executives may be terminated by VFC at any time for cause, or without cause upon payment of a severance amount initially equal to 18 months of annual base salary and (where the executive's employment agreement provides that the executive is eligible for an annual cash bonus) 18 months of annual cash bonus. Each of the executives is subject to certain non-competition and non-solicitation obligations which will continue to apply for 12 months after the termination of his employment.

  Escrow Agreements

        Pursuant to the Lock-Up Agreements entered into between the Bank and each of Charles Stewart, J. Davis Knox and Erik de Witte (collectively, the "Executive Sellers"), each of them has agreed to elect to receive TD Shares (the "Escrowed TD Shares") in respect of at least 117,950 (in the case of Messrs. Stewart and Knox) or 41,030 (in the case of Mr. de Witte) VFC Shares to be deposited by them pursuant to the Offer. Pursuant to escrow agreements dated February 15, 2006 entered into between each of the Executive Sellers, the Bank and The Canada Trust Company, as escrow agent, on the date that the Bank pays for VFC Shares pursuant to the Offer, each Executive Seller will deposit into escrow the Escrowed TD Shares. Such Escrowed TD Shares will be released to the Executive Seller from escrow upon the earlier of June 1, 2009, the termination of the Executive Seller's employment agreement (described above) due to his death or disability, the termination of the Executive Seller's employment agreement by the Bank without cause, and the retirement of the Executive Seller from his position with VFC with the consent of the Bank. If the Executive Seller resigns from VFC prior to June 1, 2009, the Executive Seller will forfeit his right to receive any portion of the Escrowed TD Shares, and such Escrowed TD Shares will be cancelled.

12.   Acceptance of the Offer

        Other than as described in Section 4 of this Circular, "Background to the Offer — Lock-Up Agreements", and in Section 8 of this Circular, "Ownership of and Trading in Securities of VFC", the Bank has no knowledge regarding whether any Shareholders will accept the Offer. According to the Directors' Circular of VFC, each of the directors and senior officers of VFC has indicated an intention to accept the Offer, subject to the terms of the Support Agreement, and, to the knowledge of the directors and senior officers of VFC, after reasonable enquiry, each of their associates who owns VFC Shares has indicated an intention to accept the Offer.

13.   Information Concerning the VFC Shares

  Price Range and Trading Volume

        The VFC Shares are listed and posted for trading on the TSX. The TSX is the principal market for the VFC Shares. The following table sets forth, for the periods indicated, the high and low trading prices and the aggregate volume of trading of the VFC Shares on the TSX, according to published sources:

	High	Low	Volume
	($)	($)	(#)
2005
March	11.60	9.00	525,213
April	10.40	9.00	309,143
May	10.75	9.70	731,958
June	11.00	9.75	378,621
July	14.47	10.50	583,785
August	13.97	12.75	523,082
September	14.20	13.13	785,173
October	13.25	11.75	408,386
November	14.25	12.65	241,678
December	14.18	12.90	155,276
2006
January	14.91	13.90	1,025,409
February	19.40	13.90	4,518,545
March (1-9)	19.44	19.32	189,150

        The Bank announced its intention to make the Offer on February 16, 2006. The closing price of the VFC Shares on February 15, 2006, being the last trading day prior to such announcement, on the TSX was $14.15.

  Previous Distributions

        The following is based on publicly available information disclosed by VFC. On October 6, 2003, VFC completed an initial public offering of 4,615,385 VFC Shares for $6.50 per share. On November 13, 2003, the underwriters exercised an over-allotment option to purchase an additional 692,308 VFC Shares from VFC at the offering price. Net proceeds to VFC from the offering, before expenses, were approximately $32.1 million. In connection with the initial public offering, certain shareholders of VFC completed a secondary offering of 2,195,018 VFC Shares (plus an additional 329,251 VFC Shares upon the exercise of the underwriters' over-allotment option) at the offering price for net proceeds of approximately $15.3 million.

  Dividend Policy

        VFC has declared and paid a quarterly dividend since the first quarter of 2005. The amount of this dividend was $0.025 per VFC Share in respect of each of the first two quarters of 2005 and $0.03 per VFC Share in respect of each of the last two quarters of 2005.

14.   Effect of the Offer on the Market for and Listing of VFC Shares

        The purchase of VFC Shares by the Bank pursuant to the Offer will reduce the number of VFC Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of VFC Shares acquired by the Bank, could adversely affect the liquidity and market value of any remaining VFC Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the VFC Shares from the TSX. Among such criteria are the number of Shareholders, the number of VFC Shares publicly held and the aggregate market value of VFC Shares publicly held. Depending upon the number of VFC Shares purchased pursuant to the Offer, it is possible that the VFC Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the VFC Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the VFC Shares. If permitted by applicable Laws, subsequent to completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Bank intends to apply to delist the VFC Shares from the TSX. If the VFC Shares are delisted from the TSX, the extent of the public market for the VFC Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of VFC Shares publicly held and the aggregate market value of the VFC Shares remaining at such time, the interest in maintaining a market in VFC Shares on the part of securities firms, whether VFC remains subject to public reporting requirements in Canada and other factors.

        After the purchase of the VFC Shares under the Offer, VFC may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of the provinces or territories of Canada. If permitted by applicable Laws, subsequent to the completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, the Bank intends to cause VFC to cease to be a reporting issuer under the securities Laws of each such province or territory.

15.   Regulatory Matters

        The Bank's obligation to take up and pay for VFC Shares deposited under the Offer is conditional upon all necessary regulatory approvals having been obtained on terms and conditions satisfactory to the Bank, acting reasonably.

  Competition Act

        Part IX of the Competition Act requires the parties to certain proposed merger transactions (which includes share acquisitions) that exceed specified size thresholds to provide the Commissioner with prior notice of and information regarding the transaction and the parties to the transaction, and to await the expiry of a prescribed "waiting period" before the transaction may be completed. Alternatively, the parties to a notifiable transaction may apply to the Commissioner for an advance ruling certificate (an "ARC"), which may be issued by the

Commissioner if she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for a remedial order under the merger provisions of the Competition Act in respect of the transaction.

        The purchase of VFC Shares by the Bank pursuant to the Offer is a notifiable transaction under the Competition Act. Accordingly, on February 28, 2006, the Bank applied to the Commissioner for an ARC in respect of the purchase of VFC Shares pursuant to the Offer. As of the date of this Circular, the Commissioner had not completed her review of the application. However, based upon the information available to it at the date of this Circular, the Bank does not believe that the Offer will give rise to substantive competition law concerns in Canada.

  OSFI

        Under section 468(6) of the Bank Act, the Bank is required to obtain the approval of OSFI in order to acquire control of, or a substantial investment in, an entity, including a finance entity, that engages in certain prescribed financial intermediary activities. VFC is a finance entity for purposes of the Bank Act. Under section 65(1) of the Bank Act, the Bank must also obtain the approval of OSFI in order to issue shares for non-cash consideration. The Bank intends to issue TD Shares (i) to Shareholders who elect to receive them as consideration for their VFC Shares under the Share Alternative or the Combination Alternative and (ii) as required to complete the acquisition by the Bank of any VFC Shares not deposited to the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. The Bank is seeking the foregoing approvals.

  Securities Regulatory Matters

        Canadian securities Laws preclude the Bank from entering into any agreement, commitment or understanding with any securityholder of VFC that has the effect of providing to such holder consideration of greater value than that offered to the other holders of the same class of securities. The Bank has applied for a decision from the relevant Canadian securities regulatory authorities that the employment agreements dated February 15, 2006 entered into between VFC and each of Charles Stewart, J. Davis Knox, Erik de Witte and Sean O'Brien were entered into for reasons other than to increase the value of the consideration paid under the Offer for the VFC Shares owned or controlled by such individuals and may be entered into despite the prohibition mentioned above. See Section 11 of this Circular, "Arrangements, Agreements or Understandings — Employment Agreements".

        The distribution of the TD Shares under the Offer is being made pursuant to exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of TD Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories will generally be able to rely on statutory exemptions from such restrictions.

16.   Certain Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, counsel to the Bank, the following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of VFC Shares who sells VFC Shares pursuant to this Offer or otherwise disposes of VFC Shares pursuant to certain transactions described in Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited", and who, at all relevant times, for purposes of the application of the Tax Act, (1) deals at arm's length with the Bank; (2) is not affiliated with the Bank; and (3) holds the VFC Shares as capital property (a "Holder"). Generally, the VFC Shares will be capital property to a Holder provided the Holder does not hold those VFC Shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their VFC Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current administrative and assessing practices and policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed

Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

  Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders, whose VFC Shares might not otherwise be capital property, may, in certain circumstances, be entitled to have the VFC Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This portion of the summary is not applicable to a shareholder that is a "specified financial institution" or to a shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules), a "financial institution", as defined in the Tax Act. Such shareholders should consult their own tax advisors.

  Sale Pursuant to the Offer

  Exchange of VFC Shares for Cash Only

        A Resident Holder who receives only cash for a VFC Share taken up and paid for under the Offer will realize a capital gain (or capital loss) to the extent that the proceeds received for such VFC Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such VFC Share. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

  Exchange of VFC Shares for Cash and TD Shares

  No Tax-Deferred Rollover under the Tax Act

        Subject to the availability of the joint election referred to below, a Resident Holder who receives TD Shares and cash for a VFC Share taken up and paid for under the Offer will be considered to have disposed of such VFC Share for proceeds of disposition equal to the sum of (i) any cash received by such Resident Holder, including any cash received in lieu of a fractional share, and (ii) the fair market value as at the time of acquisition of any TD Shares acquired by such Resident Holder, for such VFC Share. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the VFC Share. The cost to a Resident Holder of any TD Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such TD Shares will be averaged with the adjusted cost base to that holder of any other TD Shares held by the holder at the time as capital property. Special rules not discussed here may apply to a holder which held (or is deemed to have held) TD Shares since December 22, 1971. Such holders should consult their own tax advisers. The general tax treatment of capital gains and losses is discussed below under the heading "Taxation of Capital Gains and Losses".

  Tax-Deferred Rollover under the Tax Act

        A Resident Holder who receives TD Shares and cash for a VFC Share taken up and paid for under the Offer and who is not exempt from tax under Part I of the Tax Act (an "Eligible Holder") may make a joint election with the Bank pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the VFC Share at the time of the exchange. So long as, at the time of the exchange, the aggregate adjusted cost base of an Eligible Holder's VFC Shares that are the subject of the joint election equals or exceeds the amount of any cash received on the exchange for such VFC Shares by such holder, the Eligible Holder may select an Elected Amount so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" means the amount selected by an Eligible Holder, subject to the limitations described below, in the election made pursuant to section 85 of the Tax Act to be treated as the proceeds of disposition of VFC Shares.

        In general, the Elected Amount must comply with the following rules:

  (a)
  the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange for the holder's VFC Shares that are the subject of the joint election, including any cash received in lieu of a fractional share;

  (b)
  the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the VFC Shares that are the subject of the joint election, determined immediately before the time of the exchange, and the fair market value of such VFC Shares at the time; and

  (c)
  the Elected Amount may not exceed the fair market value of the VFC Shares that are the subject of the joint election at the time of the exchange.

        Where an Eligible Holder and the Bank make an election, the tax treatment to the Eligible Holder generally will be as follows:

  (a)
  the VFC Shares that are the subject of the joint election will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

  (b)
  if such deemed proceeds of disposition of the VFC Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of such VFC Shares, determined immediately before the exchange and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

  (c)
  to the extent that such deemed proceeds of disposition of such VFC Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss) (see "Taxation of Capital Gains and Losses" below); and

  (d)
  the aggregate cost to the Eligible Holder of the TD Shares acquired on the exchange in respect of the VFC Shares that are the subject of the joint election will be equal to the amount, if any, by which the Elected Amount exceeds the amount of cash received by the Eligible Holder and the adjusted cost base of such shares will generally be determined by averaging the cost of such TD Shares with the adjusted cost base of any other TD Shares held by that holder at that time as capital property. Special rules not discussed here may apply to an Eligible Holder which held (or is deemed to have held) TD Shares since December 22, 1971. Such holders should consult their own tax advisers.

        A tax instruction letter providing instructions on how to complete the section 85 election forms, and the relevant election forms ("Tax Election Package"), may be obtained from the Depositary by checking Box 6 on the Letter of Acceptance and Transmittal and submitting the Letter of Acceptance and Transmittal in accordance with the procedures set out in Section 3 of the Offer to Purchase, "Manner of Acceptance".

        An Eligible Holder interested in making an election should indicate that intention in Box 6 on the Letter of Acceptance and Transmittal and a Tax Election Package will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled.

        In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned to the Bank in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time duly completed with the details of the number of VFC Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the form will be returned to the particular holder, signed by the Bank, for filing by the holder with the CRA (or the applicable provincial tax authority). A Shareholder who completes the Tax Election Package and forwards such package to the Bank will be considered to have represented to the Bank that the Shareholder is an Eligible Holder.

        The Bank will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial lax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). The Bank will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. The Bank agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Holder. With the exception of execution of the election by the Bank, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither the Bank nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA (and where applicable the Ministère du Revenu du Québec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either the Bank or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Bank's 2006 taxation year is scheduled to end October 31, 2006. Eligible Holders are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time. Because the Bank has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to the Bank before 90 days from the Expiry Time.

        Any Eligible Holder who does not ensure that duly completed tax election forms have been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Expiry Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with the Bank should give their immediate attention to this matter. The instructions for requesting a Tax Election Package are set out in Box 6 on the Letter of Acceptance and Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisers. An Eligible Holder who does not make a valid election under section 85 of the Tax Act and any applicable provincial tax legislation may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

  Taxation of Capital Gains and Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain"). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a VFC Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such VFC Share (or a share that such VFC Share is deemed to be the same as) to the extent and under the circumstances prescribed by rules in the Tax Act. Similar rules may apply where a VFC Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors regarding these rules.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the VFC Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

  Compulsory Acquisition

        As described under Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Compulsory Acquisition", the Bank may, in certain circumstances, acquire VFC Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of VFC Shares in such circumstances will generally be as described above under "Sale Pursuant to the Offer". Resident Holders whose VFC Shares may be so acquired should consult their own tax advisors.

  Subsequent Acquisition Transaction

        As described under Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Subsequent Acquisition Transaction", if the Bank does not acquire all of the VFC Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Bank may propose other means of acquiring the remaining issued and outstanding VFC Shares. As described under Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Subsequent Acquisition Transaction", it is the Bank's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Bank may propose an amalgamation, arrangement, consolidation, capital reorganization, reclassification, continuance or other transaction. Depending upon the form of the Subsequent Acquisition Transaction, a Resident Holder may realize a capital gain or capital loss and/or be deemed to receive a dividend.

        Subject to the application of subsection 55(2) of the Tax Act, a Resident Holder will be required to include in computing its income for a taxation year any dividends deemed to be received on the VFC Shares or any shares of a taxable Canadian corporation issued as consideration for the VFC Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Any such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

        Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the VFC Shares or any shares of a taxable Canadian corporation issued as consideration for the VFC Shares for purposes of computing the Resident Holder's capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

        A "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the VFC Shares or any shares of a taxable Canadian corporation issued as consideration for the VFC Shares to the extent such dividends are deductible in computing taxable income for the year.

        Resident Holders should consult their own tax advisers for advice with respect to the income tax consequences to them of having their VFC Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed therein as to the tax consequences of any such transaction to a Resident Holder.

  Holders Not Resident in Canada

        This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the VFC Shares in a business carried on in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-Canadian Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

  Sale Pursuant to the Offer

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of VFC Shares, unless the VFC Shares are "taxable Canadian property", as defined in the Tax Act, to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, the VFC Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (1) the VFC Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (2) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of VFC at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, VFC Shares could be deemed to be taxable Canadian property.

  Compulsory Acquisition

        Subject to the discussion below under "Delisting of VFC Shares", a Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of VFC Shares either pursuant to the Bank's statutory rights of purchase described in Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Compulsory Acquisition" or on an exercise of dissent rights in respect thereof unless the VFC Shares are "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where interest is paid or credited to a Non-Resident Holder in connection with the exercise of dissent rights under a Compulsory Acquisition, such Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%.

  Subsequent Acquisition Transaction

        As described in Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Subsequent Acquisition Transaction", if the Bank does not acquire all of the VFC Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Bank may propose other means of acquiring the remaining issued and outstanding VFC Shares. As described in Section 6 of this Circular, "Acquisition of VFC Shares Not Deposited — Subsequent Acquisition Transaction", it is the Bank's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. A Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend, as discussed above under the heading "Holders Resident in Canada — Subsequent Acquisition Transaction". Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the VFC Shares or any shares issued as consideration for the VFC Shares are "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act or the Non-Resident Holder is entitled to relief under an applicable income tax convention and the circumstances at that time (see in particular the discussion below under "Delisting of VFC Shares"). Dividends paid or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

  Delisting of VFC Shares

        As noted in Section 14 of this Circular, "Effect of the Offer on the Market for and Listing of VFC Shares", VFC Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the VFC Shares are not listed on a prescribed stock exchange at the time they are disposed of: (1) the VFC Shares will be taxable Canadian property to the Non-Resident Holder; (2) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident; and (3) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case the Bank will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder.

        Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their VFC Shares pursuant to the Offer.

17.   Material Changes and Other Information

        Except as disclosed elsewhere in the Offer and Circular, the Bank has no information which indicates any material change in the affairs of VFC since the date of the last published interim financial statements of VFC, and the Bank has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

18.   Depositary

        The Bank has engaged CIBC Mellon Trust Company to act as Depositary for the receipt of certificates in respect of VFC Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer, and for the payment for VFC Shares purchased by the Bank pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Bank for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Bank has also agreed to indemnify the Depositary against certain liabilities and expenses, including liabilities under securities Laws, in connection with the Offer.

19.   Dealer Managers and Soliciting Dealer Group

        The Bank has engaged the services of TDSI and TD Securities (USA) LLC as Dealer Managers in Canada and the United States, respectively, to solicit acceptances of the Offer. In Canada, TDSI has undertaken to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including TDSI, is referred to herein as a "Soliciting Dealer". The Bank has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Acceptance and Transmittal accompanying a deposit of VFC Shares a fee of $0.10 for each VFC Share deposited and taken up by the Bank under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $85 and not more than $1,500, provided that at least 200 VFC Shares are deposited per beneficial Shareholder. Where VFC Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Bank may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Bank at the time of deposit. No fee will be payable in respect of VFC Shares deposited to the Offer pursuant to the Lock-Up Agreements or to more than one member of the Soliciting Dealer Group in respect of any beneficial owner of VFC Shares. The Bank will reimburse the Dealer Managers for their respective reasonable out-of-pocket expenses incurred in performing their services in connection with the Offer, and has also agreed to indemnify the Dealer Managers and the Soliciting Dealers against certain liabilities and expenses in connection with the Offer.

        Except as set forth above, the Bank will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of VFC Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who deposit their VFC Shares directly with the Depositary or who make use of the services of a Soliciting Dealer to accept the Offer.

20.   Legal Matters

        Legal matters on behalf of the Bank will be passed upon by, and the opinion contained under Section 16 of this Circular, "Certain Canadian Federal Income Tax Considerations" has been provided by, McCarthy Tétrault LLP, counsel to the Bank. As of March 10, 2006, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, in aggregate less than 1% of the outstanding TD Shares and less than 1% of the outstanding VFC Shares.

21.   Experts

        The audited consolidated financial statements of the Bank as at and for the years ended October 31, 2005 and 2004 are incorporated in this document by reference to the Annual Report (and are set forth in the Bank's Annual Report on Form 40-F for the year ended October 31, 2005) and have been so incorporated in reliance on the report of Ernst & Young LLP and PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting.

22.   Documents Filed With the SEC as Part of the Registration Statement

        A Registration Statement on Form F-8 under the United States Securities Act of 1933, as amended, has been filed which covers the TD Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-8: the documents incorporated by reference in this Circular as described in Section 1 of this Circular, "The Bank — Documents Incorporated by Reference"; the Support Agreement; a form of the Lock-up Agreements; the employment agreements and a form of the escrow agreements as described in Section 11 of this Circular, "Arrangements, Agreements or Understandings — Employment Agreements" and "— Escrow Agreements", respectively; the Dealer Manager Agreement dated March 10, 2006 among the Bank, TDSI and TD Securities (USA) LLC; a form of the Soliciting Dealer Group Agreements dated on or about March 13, 2006 between TDSI and certain members of the Investment Dealers Association of Canada and members of stock exchanges in Canada; a consent of McCarthy Tétrault LLP; a joint consent of Ernst & Young LLP and PricewaterhouseCoopers LLP; and powers of attorney authorizing certain signatories to execute the Registration Statement on Form F-8. Additional documents may be filed by amendment.

23.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides securityholders of VFC with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

24.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of the Bank.

CONSENT OF McCARTHY TÉTRAULT LLP

To: The Directors of The Toronto-Dominion Bank

        We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the circular accompanying the offer to purchase dated March 13, 2006 made by The Toronto-Dominion Bank to the holders of common shares of VFC Inc.

Toronto, Ontario	(Signed) MCCARTHY TÉTRAULT LLP
March 13, 2006

AUDITORS' CONSENT

        We have read the Offer and Circular of The Toronto-Dominion Bank ("the Bank") dated March 13, 2006 relating to the Bank's offer to purchase all of the issued and outstanding common shares of VFC Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report dated November 22, 2005 to the shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for each of the years in the three year period ended October 31, 2005.

(Signed) ERNST & YOUNG LLP Toronto, Canada	(Signed) PRICEWATERHOUSECOOPERS LLP Toronto, Canada
March 13, 2006	March 13, 2006

CERTIFICATE OF THE BANK

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

DATED: March 13, 2006

(Signed) W. EDMUND CLARK President and Chief Executive Officer	(Signed) COLLEEN M. JOHNSTON Executive Vice President and Chief Financial Officer

(Signed) DONNA M. HAYES Director	(Signed) HELEN K. SINCLAIR Director

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:	By Mail:
199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9 Attention: Corporate Actions	P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Attention: Corporate Actions

For Information:
Telephone:	1-800-387-0825	(toll-free)
	416-643-5500	(local Toronto)
E-mail:	inquiries@cibcmellon.com

The Dealer Managers for the Offer are:
In Canada:	In the United States:
TD SECURITIES INC.	TD SECURITIES (USA) LLC
Toronto Dominion Bank Tower 66 Wellington Street West, 8th Floor Toronto, Ontario, M5K 1A2 Canada Telephone: (416) 308-9191	31 West 52nd Street New York, New York 10019 U.S.A. Telephone: (212) 827-6979

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Dealer Managers at the telephone numbers or addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

W. Edmund Clark President and Chief Executive Officer	TD Bank Financial Group TD Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

March 13, 2006

Dear VFC Shareholder:

We are pleased to enclose our offer and other important information relating to TD Bank Financial Group's proposal to acquire all of the common shares of VFC Inc. As we indicated at the time of our public announcement in February, we see this acquisition as a logical extension of our existing business as a leader in dealer-based automotive financing and an opportunity for TDBFG to increase its range of product offerings in response to what dealers and customers have said they require.

To that end, TDBFG is offering to acquire all of the common shares of VFC at CDN$19.50 per share in cash or the equivalent of CDN$19.45 of TD common shares and CDN$0.05 in cash for each VFC common share. VFC shareholders will have the right to elect to receive all cash, primarily TD shares or a combination of cash and TD shares. This price represents a premium of 38 percent over VFC's closing share price of CDN $14.15 on February 15, 2006, the last trading day prior to the announcement of the offer.

As you will note in the accompanying VFC directors' circular, the board of directors of VFC, based upon the recommendation of its special committee of independent directors, is unanimously recommending that VFC shareholders tender their shares to the TDBFG offer. VFC has received an opinion from the financial advisor to its special committee, Sprott Securities Inc., that the consideration being offered is fair, from a financial point of view, to VFC shareholders. The VFC board has unanimously determined that the offer is in the best interests of VFC and VFC shareholders generally.

This offer is conditional upon, among other things, at least 66 2/3 percent of VFC shares being validly deposited under the offer and not withdrawn and the receipt of all necessary regulatory approvals.

As was indicated through our recent public announcement, subsequent to acquisition, it is intended that VFC will continue to operate under its existing brand and management structure.

Accompanying this letter are documents that describe in detail the terms and conditions of the offer. We refer you specifically to the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, as these are documents you will need to complete and return in order to tender your shares. We would draw your attention also to sections 2 and 3 of the offer titled "Time for Acceptance" and "Manner of Acceptance", respectively.

This offer is open for acceptance until 9:00 p.m., Toronto time, on April 18, 2006 unless extended or withdrawn.

This is an extremely important matter for VFC and you as shareholders and we urge you to carefully consider the offer. If you are in any doubt as to how to deal with any of these materials, you should consult your investment dealer, broker, lawyer or other professional advisor.

Sincerely,

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
 FOR DEPOSIT OF COMMON SHARES OF
 VFC INC.
 Pursuant to the Offer dated March 13, 2006 made by
 THE TORONTO-DOMINION BANK

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME)
ON TUESDAY, APRIL 18, 2006 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "VFC Shares") of VFC Inc. ("VFC") deposited pursuant to the offer to purchase (the "Offer") dated March 13, 2006 made by The Toronto-Dominion Bank (the "Bank").

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and accompanying circular (the "Offer and Circular") dated March 13, 2006 shall have the meanings set out in the Offer and Circular.

        Shareholders who wish to deposit VFC Shares but whose certificates for such VFC Shares are not immediately available or who cannot deliver all the certificates and Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their VFC Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery". See Instruction 2, "Procedures for Guaranteed Delivery".

        This Letter of Acceptance and Transmittal is to be used if certificates are to be forwarded herewith.

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. person (as defined in Instruction 11), you must generally also complete the Substitute Form W-9 set forth on page 11 (see Instruction 11, "Important Tax Information for U.S. Shareholders").

TO:	THE TORONTO-DOMINION BANK
AND TO:	CIBC MELLON TRUST COMPANY (the "Depositary")

        The undersigned delivers to you the enclosed certificate(s) for VFC Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for VFC Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1

Certificate Number	Name in which Registered	Number of VFC Shares Represented by Certificate	Number of VFC Shares Deposited

TOTAL

(If space is insufficient, please attach a list in the above form.)

        The undersigned acknowledges receipt of the Offer and Circular and represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the VFC Shares covered by this Letter of Acceptance and Transmittal (the "Deposited Shares") and any Distributions represented by the enclosed certificate(s); (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iii) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (iv) when the Deposited Shares and Distributions are taken up and paid for by the Bank, the Bank will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Acceptance and Transmittal.

BOX 2 (See Instructions 3 and 4)
ISSUE CHEQUE/TD SHARES IN THE NAME OF (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code
Telephone — Business Hours
Tax Identification, Social Insurance or Social Security No. (See Substitute Form W-9 included herein)

BOX 3 (See Instructions 3 and 4)
SEND CHEQUE/TD SHARES (UNLESS BOX 4 IS CHECKED) TO: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code

BOX 4
☐ HOLD CHEQUE/TD SHARES FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED

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BOX 5
CONSIDERATION ELECTION

Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited VFC Shares represented by the certificate(s) listed in Box 1 above. Please select one only.
☐ $19.50 in cash in respect of each VFC Share deposited (the "Cash Alternative");
OR

☐ $0.05 in cash and a number of common shares of the Bank ("TD Shares") equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares on the TSX over the five business days ending one business day before the Expiry Time (the "TD Share Price"), in respect of each VFC Share deposited (the "Share Alternative") ;
OR

☐ a combination of cash and TD Shares determined on the basis of (i) $19.50 in cash for the following number of VFC Shares (the "Specified Number") (such number not to exceed the total number of VFC Shares deposited by the Shareholder) and, (ii) for each of the VFC Shares remaining when the Specified Number is subtracted from the number of VFC Shares deposited to the Offer, $0.05 in cash and a number of TD Shares equal to the quotient obtained by dividing $19.45 by the TD Share Price (the "Combination Alternative").

If the above election for the types of consideration to be received is not made or is not properly made, the undersigned will be deemed under the Offer to have elected the Cash Alternative in respect of such deposited VFC Shares. Eligible Holders who elect the Share Alternative or the Combination Alternative must deliver to the Bank properly completed tax election forms in order for the sale of the VFC Shares, disposed of for consideration which includes TD Shares, to occur on a full or partial tax-deferred rollover basis. An Eligible Holder interested in obtaining a Tax Election Package from the Depositary should complete the box below entitled "Tax Deferral for Canadian Shareholders".

To the extent that the Depositary receives from a holder of VFC Shares electing the Combination Alternative a Letter of Acceptance and Transmittal duly completed in all respects and executed in accordance with the Instructions, except that the Specified Number inserted therein exceeds the number of VFC Shares tendered to the Offer, then the VFC Shares tendered shall be considered to have been tendered under the Cash Alternative.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of VFC Shares deposited with this Letter of Acceptance and Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in this Letter of Acceptance and Transmittal.

No fractional TD Shares will be issued in connection with the Offer. Any Shareholder that would otherwise be entitled to receive a fractional TD Share will receive, in lieu of such fractional TD Share, a cash payment equal to such fraction multiplied by the TD Share Price. For purposes of determining the amount of any cash payment in lieu of fractional TD Shares, all VFC Shares deposited by a Shareholder will be aggregated.

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BOX 6
TAX DEFERRAL FOR CANADIAN SHAREHOLDERS

☐ Check this box if the beneficial owner of the Deposited Shares represented by the certificates listed in Box 1, (i) is an "Eligible Holder" (defined below), and (ii) would like to make the joint tax election with the Bank described in Section 16 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of VFC Shares for Cash and TD Shares — Tax-Deferred Rollover under the Tax Act" in the event that TD Shares are received as consideration for such VFC Shares. Eligible Holders who check this box and submit this Letter of Acceptance and Transmittal will receive a tax instruction letter from the Depositary, including tax election forms that must be completed and returned directly to the Bank by the Eligible Holder in accordance with the procedures set out in the Tax Election Package. Such election forms must be returned in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time.

The joint tax election can only be made by a beneficial owner of a VFC Share who is an Eligible Holder, and who receives TD Shares as partial consideration for such Deposited Share. No joint tax election will be made with any other persons.
An "Eligible Holder" means a person who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") and who is not exempt from tax under Part I of the Tax Act.

Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

☐ Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes must also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably deposits, sells, assigns and transfers to the Bank all right, title and interest of the undersigned in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer (other than VFC's regular quarterly dividend of $0.03 per VFC Share or any dividend or distribution in respect of which a reduction in the Offer price is made pursuant to Section 10 of the Offer to Purchase, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

        If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned, then (a) in the case of any such cash dividend, cash distribution or payment that does not exceed the purchase price per Deposited Share pursuant to the Offer, the purchase price per Deposited Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividend, cash distribution or payment in respect of Deposited Shares that exceeds the purchase price per Deposited Share pursuant to the Offer or in the case of any other Distribution, the whole of any such Distribution, will be received and held by the depositing Shareholder for the account of and for the benefit of the Bank and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Bank, accompanied by appropriate documentation of transfer. Pending such remittance, the Bank will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Bank pursuant to the Offer or deduct from the purchase price the amount or value of such Distribution, as determined by the Bank in its sole discretion.

        Shareholders whose VFC Share certificate(s) is (are) not immediately available or who cannot cause their VFC Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deliver their VFC Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The undersigned irrevocably appoints each of Christopher A. Montague, Bharat B. Masrani and Fredric J. Tomczyk, each of whom is an officer of the Bank, and any other person designated by the Bank in writing

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(each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), effective on and after the date that the Bank takes up and pays for such Deposited Shares, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable). This Letter of Acceptance and Transmittal irrevocably authorizes an Appointee in the name of and on behalf of the undersigned: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of VFC; (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including, without limitation, to vote any or all Purchased Securities, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Bank in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in any such instrument, authorization or consent any person or persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of VFC; (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, the undersigned and (d) to exercise any rights of the undersigned with respect to such Purchased Securities.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of VFC and not to exercise any of the other rights or privileges attaching to the Purchased Securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Bank, at any time and from time to time, as and when requested by and at the expense of the Bank, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Bank, in respect of any such Purchased Securities. The undersigned agrees further to appoint in any such instruments of proxy, authorizations or consents the person or persons specified by the Bank as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities.

        The undersigned covenants and agrees to execute, upon request of the Bank, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Bank.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permited by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of VFC Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

        The undersigned instructs the Bank and the Depositary, upon the Bank taking up the Deposited Shares, to mail the cheques, payable in Canadian funds, and/or certificate(s) representing TD Shares, by first class mail, postage prepaid, or to hold such cheques and/or certificate(s) representing TD Shares for pick-up, in accordance with the instructions given above. Should any Deposited Shares not be purchased, the certificates for Deposited Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Bank has no obligation pursuant to the instructions given above to transfer any Deposited Shares from the name of the registered holder thereof if the Bank does not purchase any of the Deposited Shares.

        By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned, the Bank and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

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BOX 7
(See Instruction 2)

☐    CHECK HERE IF VFC SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:
(Please print or type)
Name of Registered Holder:

Date of Execution of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BOX 8
STATUS AS U.S. SHAREHOLDER
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The owner signing on page 7 represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing on page 7 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of VFC Shares that is either providing an address in Box 2 that is located within the United States or any territory or possession thereof or that is a U.S. person for United States federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must generally furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information on page 10 (see Instruction 11, "Important Tax Information For U.S. Shareholders").

BOX 9
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(See Instruction 10)
The owner signing this Letter of Acceptance and Transmittal represents that the dealer who solicited and obtained this deposit is: (please print or type)

(Firm)	(Address)	(Telephone Number)(Fax)

(Registered Representative)	(Registered Representative Identification Number)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

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SIGN HERE
If you are a U.S. Shareholder, you must also complete
the accompanying Substitute Form W-9

Signature guaranteed by (if required under Instruction 4):
Dated:

Authorized Signature of Guarantor	Signature of holder of VFC Shares or Authorized Representative — See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of holder of VFC Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Daytime telephone number of holder of VFC Shares or Authorized Representative

Daytime facsimile number of holder of VFC Shares or Authorized Representative

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INSTRUCTIONS

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal or an originally signed facsimile copy thereof together with accompanying certificate(s) representing the Deposited Shares must be received by the Depositary at the office specified below before 9:00 p.m. (Toronto time) on April 18, 2006, the Expiry Time, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

  (b)
  The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Bank recommends that the necessary documentation be hand delivered to the Depositary, as applicable, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose VFC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those VFC Shares. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

2.     Procedures for Guaranteed Delivery

        If a Shareholder wishes to deposit VFC Shares pursuant to the Offer and the certificate(s) representing the VFC Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, such VFC Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal or an originally signed facsimile thereof, properly completed and duly executed, covering the Deposited Shares and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3.     Signatures

        This Letter of Acceptance and Transmittal must be filled in and signed by the holder of VFC Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5 below).

  (a)
  If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the exact name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

  (b)
  If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

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    (ii)
    the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4.     Guarantee of Signatures

        No signature guarantee is required on this Letter of Acceptance and Transmittal if (a) this Letter of Acceptance and Transmittal is signed by the registered owner of the Deposited Shares exactly as the name of the registered holder appears on the Deposited Share certificate(s) deposited therewith, and the cash payable and/or the certificates for TD Shares issuable under the Offer are to be delivered directly to such registered holder; or (b) Deposited Shares are deposited for the account of an Eligible Institution. In all other cases, the signature on this Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution.

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Bank or the Depositary, at their discretion, may require additional evidence of such person's authority or additional documentation.

6.     Partial Tenders

        If less than the total number of VFC Shares evidenced by any certificate submitted is to be deposited, fill in the number of VFC Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of VFC Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of VFC Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Governing Law

        The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

8.     Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Acceptance and Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted.

  (d)
  Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

10.   Solicitation

        Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Box 9 on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

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11.   Important Tax Information for U.S. Shareholders

        To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Acceptance and Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

        To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) with respect to VFC Shares tendered, you are required, if you are a U.S. person (as defined below), (i) to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below, or (ii) to otherwise establish a basis for exemption from backup withholding. If you are a U.S. Shareholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

        If backup withholding applies, the Depositary is required to withhold 28% of the amount of any payments made pursuant to the Offer. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

        Certain U.S. Shareholders are exempt from backup withholding. If you are an exempt U.S. Shareholder, you should furnish your TIN, check the "Exempt" box in Part II of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary.

        Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

        You are a U.S. person, if you are, for U.S. federal income tax purposes, an individual citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof (including the District of Columbia), an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        Each tendering U.S. person that is not exempt from backup withholding is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that the U.S. person is not subject to backup withholding.

        The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the VFC Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the VFC Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

        Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment made pursuant to the Offer. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

        Shareholders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

10

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING
TO BE COMPLETED BY TENDERING HOLDERS OF VFC SHARES (OR OTHER PAYEES)

PAYER'S NAME:

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payor's Request for Taxpayer Identification Number ("TIN")

Part I — Taxpayer Identification Number — For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Name

Business Name

Please check appropriate box
☐  Individual/Sole Proprietor
☐  Corporation
☐  Partnership            ☐  Other

Address

City, State, Zip Code

Social Security Number

OR
Employer Identification Number

(If awaiting TIN,
write "Applied For")

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.
Exempt ☐

Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding because : (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

11

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

         Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. All "section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

Specific Instructions

Name.    If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor.    Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC).    If you area single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.    Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note.    You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.    If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.    Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.
An international organization or any of its agencies or instrumentalities,

6.
A corporation,

7.
A foreign central bank of issue,

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.
A futures commission merchant registered with the Commodity Futures Trading Commission,

10.
A real estate investment trust,

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.
A common trust fund operated by a bank under section 584(a), and

13.
A financial institution.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the Social Security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note:    See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN.    If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/ online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You may get Forns W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

12

Part II — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.    You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.    You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.    You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.    You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN or EIN of:

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust. (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	Legal entity(4)
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1.
List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2.
Circle the minor's name and furnish the minor's SSN.

3.
You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4.
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:    If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

13

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:	By Mail:
199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9 Attention: Corporate Actions	P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Attention: Corporate Actions

For Information:
Telephone:	1-800-387-0825	(toll-free)
	416-643-5500	(local Toronto)
E-mail:	inquiries@cibcmellon.com

The Dealer Managers for the Offer are:
In Canada:	In the United States:
TD SECURITIES INC.	TD SECURITIES (USA) LLC
Toronto Dominion Bank Tower 66 Wellington Street West, 8th Floor Toronto, Ontario, M5K 1A2 Canada Telephone: (416) 308-9191	31 West 52nd Street New York, New York 10019 U.S.A. Telephone: (212) 827-6979

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Dealer Managers at the telephone numbers and addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

Your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
 FOR DEPOSIT OF COMMON SHARES OF
 VFC INC.
 Pursuant to the Offer dated March 13, 2006 made by
 THE TORONTO-DOMINION BANK

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME)
ON TUESDAY, APRIL 18, 2006 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

        This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated March 13, 2006 (the "Offer") made by The Toronto-Dominion Bank (the "Bank"), to holders ("Shareholders") of common shares (the "VFC Shares") of VFC Inc. ("VFC") if certificates for the VFC Shares are not immediately available or time will not permit all required documents to reach the CIBC Mellon Trust Company (the "Depositary") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by facsimile, mail or courier to the office of the Depositary in Toronto, Ontario at the address or facsimile number, as applicable, set out below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying circular (the "Offer and Circular") dated March 13 , 2006 shall have the meanings set out in the Offer and Circular.

        As set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to deposit VFC Shares pursuant to the Offer and the certificate(s) representing the VFC Shares are not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, such VFC Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery or a facsimile hereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at its office in Toronto, Ontario as set out below, at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the deposited VFC Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal or an originally signed facsimile thereof, properly completed and duly executed, covering such deposited VFC Shares and all other documents required by the Letter of Acceptance and Transmittal are received by the Depositary at its office in Toronto, Ontario specified below at or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

        Delivery of this Notice of Guaranteed Delivery to an address other than as set forth below or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than the number set forth below does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution under the instructions, such signature must appear in the applicable space provided in the signature box in the Letter of Acceptance and Transmittal.

        DO NOT SEND CERTIFICATES FOR VFC SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR VFC SHARES MUST BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

TO:	THE TORONTO-DOMINION BANK
AND TO:	CIBC MELLON TRUST COMPANY

        The undersigned hereby deposits with the Bank, upon the terms and subject to the conditions set forth in the Offer and in the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the VFC Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number	Name and Address of Registered Shareholder (please print)	Number of VFC Shares Represented by Certificate	Number of VFC Shares Deposited

TOTAL

(If space is insufficient, please attach a list in the above form.)

CONSIDERATION ELECTION
Under the Offer, the undersigned hereby elects to receive one of the following forms of consideration for all of the deposited VFC Shares represented by the certificate(s) listed above. Please select one only.
☐ $19.50 in cash in respect of each VFC Share deposited (the "Cash Alternative");
OR
☐ $0.05 in cash and a number of common shares of the Bank ("TD Shares") equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares on the TSX over the five business days ending one business day before the Expiry Time (the "TD Share Price") in respect of each VFC Share deposited (the "Share Alternative"); or
OR
☐ a combination of cash and TD Shares determined on the basis of (i) $19.50 in cash for the following number of VFC Shares (the "Specified Number") (such number not to exceed the total number of VFC Shares deposited by the Shareholder) and, (ii) for each of the VFC Shares remaining when the Specified Number is subtracted from the number of VFC Shares deposited to the Offer, $0.05 in cash and a number of TD Shares equal to the quotient obtained by dividing $19.45 by the TD Share Price (the "Combination Alternative").
If the above election for the types of consideration to be received is not made or is not properly made, the undersigned will be deemed under the Offer to have elected the Cash Alternative in respect of such deposited VFC Shares. Shareholders who are Eligible Holders who elect the Share Alternative or the Combination Alternative must deliver to the Bank properly completed tax election forms in order for the sale of VFC Shares, disposed of for consideration which includes VFC Shares, to occur on a full or partial tax-deferred rollover basis. An Eligible Holder interested in obtaining a Tax Election Package from the Depositary should complete the box in the Letter of Acceptance and Transmittal entitled "Tax Deferral for Canadian Shareholders".
To the extent that the Depositary receives from a holder of VFC Shares electing the Combination Alternative a Letter of Acceptance and Transmittal duly completed in all respects and executed in accordance with the Instructions, except that the Specified Number inserted therein exceeds the number of VFC Shares tendered to the Offer, then the VFC Shares tendered shall be considered to have been tendered under the Cash Alternative.
The election (or deemed election) made in this Notice of Guaranteed Delivery as to the consideration to be received will supersede any election subsequently made in a Letter of Acceptance and Transmittal.
No fractional TD Shares will be issued in connection with the Offer. Any Shareholder that would otherwise be entitled to receive a fractional TD Share will receive, in lieu of such fractional TD Share, a cash payment equal to such fraction multiplied by the TD Share Price. For purposes of determining the amount of any cash payment in lieu of fractional TD Shares, all VFC Shares deposited by a Shareholder will be aggregated.

2

Area Code and Telephone Numbers (daytime):

Dated:

(Signature of Shareholder)

(Please Print Name of Shareholder)

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its address in Toronto, Ontario set forth herein of the certificate(s) representing the VFC Shares deposited hereby, in proper form for transfer, in either case with delivery of a properly completed and duly executed Letter of Acceptance and Transmittal or an originally signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, all prior to 5:00 p.m. (Toronto time) on the third trading day of the TSX after the Expiry Date.
(Name of Firm)
(Authorized Signature)
(Please Print Name)
(Address)
Dated:

(Area Code and Telephone Number)

3

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:	By Mail:	By Facsimile Transmission:
199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9 Attention: Corporate Actions	P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Attention: Corporate Actions	(416) 643-3148 Attention: Corporate Actions

For Information:
Telephone:	1-800-387-0825	(toll-free)
	416-643-5500	(local Toronto)
E-mail:	inquiries@cibcmellon.com

The Dealer Managers for the Offer are:
In Canada:	In the United States:
TD SECURITIES INC.	TD SECURITIES (USA) LLC
Toronto Dominion Bank Tower 66 Wellington Street West, 8th Floor Toronto, Ontario, M5K 1A2 Canada Telephone: (416) 308-9191	31 West 52nd Street New York, New York 10019 U.S.A. Telephone: (212) 827-6979

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, the Letter of Acceptance and Transmittal and this Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Dealer Managers at the telephone numbers or addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

        Under the Bank Act of Canada, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, except in respect of an action by or on behalf of the bank to procure a judgment in its favor, the bank may indemnify a director or officer, a former director or officer or a person who acts or acted at the bank's request as a director or officer of an entity of which the bank is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the bank or the entity, if:

        (1)   that person acted honestly and in good faith with a view to the best interests of the bank; and

        (2)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her impugned conduct was lawful.

        These individuals are entitled to an indemnity from the bank if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out in (1) and (2) above. A bank may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the bank or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.

        The Registrant's by-laws provide that subject to the limitations contained in the Bank Act of Canada, but without limit to the right of the Registrant to indemnify any person under the Bank Act of Canada or otherwise, the Registrant will indemnify a director or officer or a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate if: (i) such person acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person's conduct was lawful. These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        The Registrant maintains directors' and officers' liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and subsidiary companies against any liability incurred by him or her in any such capacity or arising out of his or her status as such.

II-1

Exhibits

        A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated by reference.

II-2

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking

(a)
Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)
Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

2.     Consent to Service of Process

        Concurrently with the filing of this Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

2.1	Support Agreement, dated February 15, 2006, between the Registrant and VFC Inc.
2.2	Form of Lock-up Agreement, dated February 15, 2006, entered into between the Registrant and each of ALC Resources Ltd.; The Manufacturers Life Insurance Company; VentureLink Diversified Income Fund Inc.; VentureLink Financial Services Innovation Fund Inc.; 397756 Alberta Inc.; Allan Clowes; Richard Coles; J. Davis Knox; John Lamacraft; Sidney Lindsay; J.S.A. MacDonald; Sean O'Brien; Charles Stewart; and Erik de Witte.
2.3	Employment Agreement, dated February 15, 2006 between VFC and Charles Stewart.
2.4	Employment Agreement, dated February 15, 2006 between VFC and J. Davis Knox.
2.5	Employment Agreement, dated February 15, 2006 between VFC and Erik de Witte.
2.6	Employment Agreement, dated February 15, 2006 between VFC and Sean O'Brien.
2.7	Employment Agreement, dated February 15, 2006 between VFC and David Ryde.
2.8	Form of Escrow Agreement, dated February 15, 2006, between the Registrant, The Canada Trust Company and each of Charles R. Stewart, J. Davis Knox and Erik de Witte.

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2.9	Dealer Manager Agreement, dated March 10, 2006, among the Registrant, TD Securities Inc. and TD Securities (USA) LLC.
2.10	Form of Soliciting Dealer Group Agreement, dated on or about March 13, 2006, between TD Securities Inc. and certain members of the Investment Dealers Association of Canada and members of stock exchanges in Canada.
3.1	Annual Information Form of the Registrant dated December 8, 2005 (incorporated by reference from Exhibit 1 to the Registrant's Annual Report on Form 40-F filed with the SEC on December 12, 2005).
3.2	(i) The Registrant's consolidated audited financial statements for the fiscal year ended October 31, 2005 with comparative consolidated audited financial statements for the fiscal year ended October 31, 2004, (ii) the auditors' report thereon and (iii) Management's Discussion and Analysis (incorporated by reference from Exhibits 3, 7 and 2, respectively, to the Registrant's Annual Report on Form 40-F filed with the SEC on December 12, 2005).
3.3	The Registrant's Management Proxy Circular dated as of February 24, 2006 regarding the Registrant's annual meeting of shareholders to be held on March 30, 2006 (incorporated by reference from Exhibit 99.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 24, 2006).
3.4	The Registrant's consolidated unaudited financial statements for the three months ended January 31, 2006 with comparative consolidated unaudited interim financial statements and Management's Discussion and Analysis as contained in the First Quarter Report to Shareholders (incorporated by reference from the Registrant's Report of Foreign Private Issuer on Form 6-K, reporting first quarter financial results, filed with the SEC on February 23, 2006).
4.1	Consent of McCarthy Tétrault LLP
4.2	Joint Consent of Ernst & Young LLP and PricewaterhouseCoopers LLP
5.1	Powers of Attorney (contained on signature pages).

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SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on March 13, 2006.

THE TORONTO-DOMINION BANK
By:	/s/ CHRISTOPHER A. MONTAGUE Name: Christopher A. Montague Title: Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on March 13, 2006.

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned, being a director and/or officer of The Toronto-Dominion Bank, a Canadian chartered bank (the "Bank"), hereby constitutes and appoints Christopher A. Montague, Bharat B. Masrani and Fredric J. Tomczyk, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign one or more Registration Statements under the Securities Act of 1933, as amended, on Form F-8 or such other form (or combined form) as such attorneys-in-fact, or any of them, may deem necessary or desirable, any amendments thereto, any post-effective amendments and supplements to such registration statement, and any other instruments, in connection with the registration of common shares of the Bank to be offered and sold in connection with the offer by the Bank for all of the common shares of VFC Inc., in such forms as they or any one of them may approve, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to the end that such Registration Statement or Registration Statements shall comply with the Securities Act of 1933, as amended, and the applicable Rules and Regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Dated March 13, 2006.

/s/ COLLEEN JOHNSTON Colleen Johnston	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ MARYANNE PAHAPILL MaryAnne Pahapill	Vice President, Chief Accountant (Principal Accounting Officer)

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/s/ WILLIAM E. BENNETT William E. Bennett	Director
/s/ HUGH J. BOLTON Hugh J. Bolton	Director
/s/ JOHN L. BRAGG John L. Bragg	Director
/s/ W. EDMUND CLARK W. Edmund Clark	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ MARSHALL A. COHEN Marshall A. Cohen	Director
/s/ WENDY K. DOBSON Wendy K. Dobson	Director
Darren Entwistle	Director
/s/ DONNA M. HAYES Donna M. Hayes	Director
Henry H. Ketcham	Director
Pierre H. Lessard	Director

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/s/ HAROLD H. MACKAY Harold H. MacKay	Director
/s/ BRIAN F. MACNEILL Brian F. MacNeill	Director
/s/ ROGER PHILLIPS Roger Phillips	Director
/s/ WILBUR J. PREZZANO Wilbur J. Prezzano	Director
/s/ WILLIAM J. RYAN William J. Ryan	Director
/s/ HELEN K. SINCLAIR Helen K. Sinclair	Director
John M. Thompson	Director

Authorized Representative in the United States:

/s/ BRENDAN O'HALLORAN Brendan O'Halloran	Authorized Representative in the United States

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QuickLinks

CALCULATION OF REGISTRATION FEE
PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
EXCHANGE RATE INFORMATION
FORWARD LOOKING STATEMENTS
TABLE OF CONTENTS
GLOSSARY
SUMMARY
OFFER TO PURCHASE
CIRCULAR
CONSENT OF McCARTHY TÉTRAULT LLP
AUDITORS' CONSENT
CERTIFICATE OF THE BANK
INSTRUCTIONS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Exhibit Index
SIGNATURES
POWER OF ATTORNEY